UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Quarterly report

January-March

2013

Quarterly report

January-March

2013

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	31-03-13	Δ%	31-03-12	31-12-12
Balance sheet (million euros)
Total assets	633,073	5.4	600,477	637,785
Customer lending (gross)	372,630	4.0	358,422	367,415
Deposits from customers	304,574	9.4	278,445	292,716
Other customer funds (1)	103,501	11.2	93,100	98,240
Total customer funds (1)	408,076	9.8	371,544	390,956
Total equity	46,573	12.6	41,361	43,802
Income statement (million euros)
Net interest income	3,623	0.8	3,594	15,122
Gross income	5,471	3.9	5,265	22,441
Operating income	2,712	(0.9)	2,738	11,655
Income before tax	1,513	16.4	1,299	1,659
Net attributable profit	1,734	72.6	1,005	1,676
Data per share and share performance ratios
Share price (euros)	6.76	13.3	5.97	6.96
Market capitalization (million euros)	36,851	26.0	29,257	37,924
Net attributable profit per share (euros)	0.31	63.1	0.19	0.32
Book value per share (euros)	8.55	1.3	8.44	8.04
P/BV (Price/Book value; times)	0.8		0.7	0.9
Significant ratios (%)
ROE (Net attributable profit/Average equity)	16.2		9.9	4.0
ROTE (Net attributable profit/Average tangible equity)	20.1		12.6	5.0
ROA (Net income/Average total assets)	1.25		0.79	0.37
RORWA (Net income/Average risk-weighted assets)	2.42		1.43	0.93
Efficiency ratio	50.4		48.0	48.1
Risk premium	1.51		1.22	2.15
NPA ratio	5.3		4.0	5.1
NPA coverage ratio	71		60	72
Capital adequacy ratios (%)
Core capital	11.2		10.7	10.8
Tier I	11.2		10.7	10.8
BIS Ratio	13.5		13.2	13.0
Other information
Number of shares (millions)	5,449	11.1	4,903	5,449
Number of shareholders	990,113	1.4	976,922	1,012,864
Number of employees (2)	114,245	2.6	111,306	115,852
Number of branches (2)	7,895	6.9	7,466	7,978
Number of ATMs (2)	20,219	6.4	19,007	20,177

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein. As for the stake in Garanti Group, the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not include the assets under management by pension fund administrators in Mexico (sale closed in January, 2013), Colombia (sale closed in April, 2013) or Chile (for which the BBVA Group has signed a sale agreement).
(2)	Excluding Garanti.

Profit-adjusted information(1)	31-03-13	Δ%	31-03-12	31-12-12
Net attributable profit	865	(29.8)	1,231	5,025
Net attributable profit per share adjusted (euros)	0.16	(32.7)	0.23	0.94
ROE	8.1		12.2	11.9
ROTE	10.0		15.4	15.0
ROA	0.69		0.94	0.91
RORWA	1.33		1.70	1.70

(1)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.

2	BBVA Group Highlights

Group information

Relevant events

The highlights for the BBVA Group in the first quarter of 2013 are as follows:

1.	As regards earnings, the net attributable profit was €1,734m. The most relevant aspects of this heading are summarized below:

•	Resilient revenue, despite the pressure on margins, with gross income up 3.9% on the first quarter of the previous year. This performance is due to several reasons:

•	Recurrent net interest income plus fees and commissions, which stand €18m above the figure posted in the first quarter of 2012.

•	Significant contribution from net trading income (NTI), as a result of positive market activity and management of the structural risks on the balance sheet.

•

Expenses in line with previous quarters. The 9.1% year-on-year increase is due to the execution of the investment plans in emerging economies. In contrast, cost containment continues in developed countries.

•	Increased provisions, focused primarily on commercial loans in Spain, as expected.

•	Lastly, generation of capital gains from:

•	The signing by BBVA Seguros of a reinsurance agreement with Scor Global Life for 90% of its individual life-risk insurance portfolio in Spain.

•	The closing of the Afore Bancomer sale in January 2013.

2.	In terms of solvency, the Bank has improved its core capital ratio under Basel II at the end of 2012 from 10.8% to 11.2%, due to the high earnings generated over the period.

3.	Very good news also from the standpoint of liquidity in the quarter, with another positive performance of customer deposits in Spain.

•	As regards issuances, the Group completed three transactions on the international markets, two senior unsecured debt issues in Europe at 3 and 5-years tenor for a total of €3,000m, and a 10-year mortgage-covered bond totaling €1,000m, all with a very significant level of demand.

•	Positive performance of the BBVA retail franchise in Spain. Gathering of customer deposits was above budget forecasts, as a result of its focus on customers and the Bank’s financial soundness.

•	BBVA has returned a significant part of the long-term refinancing operation (LTRO), using the first available windows during the period.

4.	From the point of view of risks, performance is in line with expectations: slight uptick in the NPA ratio in Spain and stable or improved asset quality in the rest of geographical areas.

5.	In business activity, it is important to highlight again the buoyant lending in emerging economies and the deleveraging of the Spanish economy. By segments, BBVA continues to grow mainly in retail portfolios and retail customer deposits.

6.	BBVA’s Annual General Meeting of Shareholders (AGM) was held on March 15, 2013 with a historically high quorum of 66.5%. It achieved a high voting percentage and massive support from both institutional and minority shareholders. The Annual Financial Statements were backed by nearly 99% of the votes cast, which represents a very solid support for BBVA’s management during such a difficult year. In addition, Francisco González was re-elected Chairman and CEO with 91% of the votes. The meeting also approved the implementation in 2013 of the shareholder remuneration system known as “dividend option” through two share capital increases.

7.	In respect to the information by business areas, a more comprehensive view of Spain is provided in this report, which includes the portfolios, finance and structural euro balance-sheet positions managed by the Assets and Liabilities Committee (ALCO) that were previously reported in Corporate Activities. In addition, a breakdown of the real-estate activity in Spain is provided. It manages separate and independently the residential and real-estate developer’s assets in this country.

Relevant events	3

Earnings

In the first quarter of 2013, the BBVA Group generated a net attributable profit of €1,734m, 72.6% above the figure for the same period in the previous year. This is the result of the following:

1.	Resilience of the most recurring revenue, specifically net interest income plus income from fees and commissions.

2.	Strong contribution of NTI.

3.	Evolution of expenses in line with previous quarters.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2013	2012
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,623	3,910	3,877	3,741	3,594
Net fees and commissions	1,052	1,126	1,104	1,061	1,062
Net trading income	719	646	319	461	340
Dividend income	19	17	35	311	27
Income by the equity method	51	191	169	175	191
Other operating income and expenses	7	(32)	6	57	51
Gross income	5,471	5,858	5,512	5,806	5,265
Operating costs	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(276)	(294)	(259)	(236)	(230)
Operating income	2,712	3,003	2,741	3,173	2,738
Impairment on financial assets (net)	(1,376)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	343	(269)	(561)	(311)	(223)
Income before tax	1,513	(168)	(53)	582	1,299
Income tax	(395)	220	275	3	(223)
Net income from on-going operations	1,118	52	222	584	1,076
Net income from discontinued operations	823	138	83	75	96
Net income	1,941	190	305	659	1,173
Non-controlling interests	(206)	(170)	(159)	(154)	(168)
Net attributable profit	1,734	20	146	505	1,005
Adjusted(2)	870	(1,155)	(901)	(1,067)	(226)
Net attributable profit (adjusted)(2)	865	1,175	1,047	1,572	1,231
Basic earnings per share (euros)	0.31	0.01	0.03	0.10	0.19
Basic earnings per share adjusted (euros)(2)	0.16	0.21	0.19	0.29	0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.

4	Group information

Consolidated income statement: quarterly evolution(1)
(Million euros)

	1Q13	Δ%	Δ% at constant exchange rates	1Q12
Net interest income	3,623	0.8	2.5	3,594
Net fees and commissions	1,052	(1.0)	(0.0)	1,062
Net trading income	719	111.5	117.6	340
Dividend income	19	(28.0)	(27.2)	27
Income by the equity method	51	(73.5)	(73.4)	191
Other operating income and expenses	7	(86.1)	(89.3)	51
Gross income	5,471	3.9	5.2	5,265
Operating costs	(2,758)	9.1	10.2	(2,528)
Personnel expenses	(1,458)	8.2	9.2	(1,347)
General and administrative expenses	(1,025)	7.8	8.9	(951)
Depreciation and amortization	(276)	20.2	21.9	(230)
Operating income	2,712	(0.9)	0.5	2,738
Impairment on financial assets (net)	(1,376)	26.7	26.5	(1,085)
Provisions (net)	(167)	28.4	35.8	(130)
Other gains (losses)	343	n.m.	n.m.	(223)
Income before tax	1,513	16.4	19.6	1,299
Income tax	(395)	77.3	82.4	(223)
Net income from on-going operations	1,118	3.8	6.7	1,076
Net income from discontinued operations	823	n.m.	n.m.	96
Net income	1,941	65.5	69.3	1,173
Non-controlling interests	(206)	23.0	33.4	(168)
Net attributable profit	1,734	72.6	74.9	1,005
Adjusted(2)	870	n.m.	n.m.	(226)
Net attributable profit (adjusted)(2)	865	(29.8)	(28.9)	1,231
Basic earnings per share (euros)	0.31			0.19
Basic earnings per share adjusted (euros)(2)	0.16			0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America and the reinsurance operation on the individual life-risk insurance portfolio in Spain.

4.	Increased provisions, focused primarily on the commercial loans portfolio in Spain, as expected.

5.	Generation of capital gains through a reinsurance operation for 90% of the individual life insurance portfolio in Spain and the closing of the sale of the pension business in Mexico.

In short, a quarter with high earnings, influenced by one-offs and with strong recurring revenue, despite the environment.

Gross income

BBVA posted gross income in the first quarter of 2013 of €5,471m, a year-on-year increase of 3.9%. This represents a fall of 6.6% on the amount in the preceding quarter.

Earnings	5

Net interest income has been strong and increased 0.8% on the figure for the first quarter of 2012 to €3,623m. This figure is highly significant, given the environment in which it has been generated, with low interest rates and more expensive funding of the euro balance sheet, which explains the 7.3% decline on the figure for the fourth quarter of 2012.

Income from fees and commissions contributed €1,052m to the Group’s income statement. This figure is similar to that of the same period in 2012, despite the coming into effect in 2012 and 2013 in some geographical areas of regulations restricting the charging of some fee items, which had a negative effect on this heading.

NTI made an outstanding contribution, as a result of good performance of the markets unit in practically all the regions and good management of the structural risks on the balance sheet. In the first quarter of 2013 it stood at €719m, with a year-on-year rise of 111.5% and a quarter-on-quarter increase of 11.3%.

Revenue from dividends amounted to €19m. This heading basically includes the remuneration from the Group’s stake

Breakdown of yields and costs

	1Q13		4Q12		3Q12		2Q12		1Q12
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	5.0	0.99	4.8	1.19	4.2	0.82	3.7	0.98	4.0	0.94
Financial assets and derivatives	27.4	2.58	26.9	2.89	26.8	2.85	27.1	2.75	26.3	2.99
Loans and advances to credit institutions	4.3	1.50	4.0	1.58	4.4	1.80	4.4	1.90	4.2	2.01
Loans and advances to customers	55.8	5.39	56.5	5.83	57.1	5.60	57.9	5.75	58.6	5.72
Euros	34.5	3.10	34.2	3.20	34.4	3.23	34.8	3.43	36.0	3.52
Domestic	28.8	3.56	28.2	3.71	28.2	3.78	29.0	3.84	29.9	3.85
Other	5.7	0.75	6.1	0.85	6.3	0.77	5.8	1.35	6.1	1.91
Foreign currencies	21.2	9.12	22.3	9.88	22.6	9.20	23.1	9.24	22.6	9.23
Other assets	7.5	0.30	7.8	0.58	7.5	0.33	6.9	0.47	6.9	0.39

Total assets	100.0	3.85	100.0	4.24	100.0	4.10	100.0	4.23	100.0	4.29

Deposits from central banks and credit institutions	15.7	1.74	17.0	2.02	19.6	1.90	17.5	2.26	14.8	2.50
Deposits from customers	46.3	1.63	45.1	1.89	43.9	1.82	45.2	1.80	47.5	1.85
Euros	24.3	1.34	23.3	1.39	22.4	1.25	23.1	1.31	25.6	1.39
Domestic	17.0	1.51	15.4	1.58	14.7	1.47	15.3	1.57	15.8	1.68
Other	7.2	0.95	7.9	1.04	7.6	0.83	7.8	0.81	9.8	0.92
Foreign currencies	22.1	1.95	21.8	2.41	21.6	2.41	22.1	2.31	22.0	2.39
Debt certificates and subordinated liabilities	16.7	2.77	16.8	2.69	15.8	2.69	16.6	2.68	17.6	2.76
Other liabilities	13.9	0.92	14.1	1.14	13.8	0.89	13.8	0.70	13.3	1.03
Equity	7.4	—	7.0	—	6.8	—	6.9	—	6.9	—

Total liabilities and equity	100.0	1.62	100.0	1.81	100.0	1.72	100.0	1.75	100.0	1.87

Net interest income/Average total assets (ATA)		2.23		2.43		2.38		2.47		2.42

6	Group information

in Telefónica (temporarily suspended until November 2013) and, to a lesser extent, the dividends collected in the Global Markets area.

Income by the equity method amounted to €51m. It declined compared with the figures for the first and fourth quarters of 2012 as a result of a smaller contribution by CNCB due to an increase in loans-loss provisions by the Chinese bank in response to the coming into force of the new provisioning policies at local level.

Finally, other operating income and expenses amounted to €7m, reflecting the good progress of the insurance business in all geographical areas (generating net income very similar to that for the same period in 2012, despite the aforementioned reinsurance operation in Spain); it also includes the bigger contribution (compared with the first quarter of 2012) to the various deposit guarantee funds in the regions where BBVA operates.

Operating income

Operating expenses amounted to €2,758m for the first quarter of 2013. Their trend was in line with previous quarters, with a year-on-year increase of 9.1% and a quarter-on-quarter decline of 3.4%. Execution of the investment plans in emerging economies continues, as do the technology and cost control plans in developed markets. It is worth highlighting the following

Breakdown of operating costs and efficiency calculation

(Million euros)

	1Q13	Δ%	1Q12	2012
Personnel expenses	1,458	8.2	1,347	5,662
Wages and salaries	1,100	6.2	1,035	4,348
Employee welfare expenses	234	13.0	207	819
Training expenses and other	124	18.0	105	495
General and administrative expenses	1,025	7.8	951	4,106
Premises	232	5.1	221	916
IT	187	13.8	164	745
Communications	81	(0.9)	81	330
Advertising and publicity	100	11.9	90	378
Corporate expenses	23	6.1	22	102
Other expenses	293	9.0	269	1,201
Levies and taxes	109	4.3	105	433
Administration costs	2,482	8.0	2,298	9,768
Depreciation and amortization	276	20.2	230	1,018
Operating costs	2,758	9.1	2,528	10,786
Gross income	5,471	3.9	5,265	22,441
Efficiency ratio (Operating costs/Gross income, in %)	50.4		48.0	48.1

Earnings	7

examples: BBVA recently announced an investment plan in Mexico of around €2,700m for 2013 to 2016 with the aim of improving customer relations and experience, and thus continuing to offer a quality service, boosted by the range of innovative and specialized products offered. In South America, branches were opened in Chile, Colombia and Peru in the first quarter, and there has been a drive to boost alternative distribution channels, with progress continuing on the customer-centric approach. A cross-cutting development plan is also being undertaken in some businesses, such as payment channels, private banking, consumer finance and asset management.

The following are worth highlighting in terms of the number of employees, branches and ATMs:

•

The workforce fell over the quarter by over 1,600 people, basically due to the sale of the pension business in Mexico. The workforce in the rest of the geographical areas remains very stable. In all, the number of people working at BBVA as of 31-Mar-2013 totals 114,245.

•

The total number of the Group’s branches was also reduced totaling 7,895 units as of the close of March. By geographical areas, the number has increased in South America as a result of the expansion plans underway and fallen in Mexico due to the sale of the pension business.

•	The number of ATMs at the end of March stood at 20,219 units. Worth noting is their increase in South America, above all in Peru.

8	Group information

As a result of these revenue and expenses figures, the Group’s efficiency ratio in the first quarter of 2013 was 50.4% and operating income stood at €2,712m, barely 0.9% down on the figure 12 months earlier.

Provisions and others

Cumulative impairment losses on financial assets rose by 26.7% over the previous 12 months to €1,376m. This is the result of the increased provisions in Spain, in line with forecasts, due basically to the deterioration in the commercial loans portfolio.

Provisions amounted to €167m (a negative €130m 12 months earlier). They basically cover early retirement costs and, to a lesser extent, transfers to provisions for contingent liabilities, allocations to pension funds and other commitments to staff.

The heading Other income/expenses amounted to a positive €343m. It includes the provisions made for real estate and foreclosed or acquired assets in Spain, and the capital gains generated from the 90% quota share reinsurance operation between BBVA Seguros and Scor Global Life of the individual life insurance portfolio in Spain. Under the agreement, BBVA receives approximately €630m before tax.

Finally, Net income from discontinued operations includes the revenue and expenses of the Group’s pension business in Latin America and the capital gains from the sale of Afore Bancomer in Mexico.

Net attributable profit

As a result, BBVA has generated a net attributable profit for the quarter of €1,734m. Excluding the result of Real-estate in Spain, the profit from the pension business in Latin America and the reinsurance operation mentioned above, the Group’s adjusted quarterly net attributable profit reached €865m (€1,231m during the first quarter of 2012).

By business areas, Spain registered earnings of €569m, Real-estate in Spain a loss of €346m, Eurasia contributed €179m, Mexico €435m, South America €348m and the United States €95m.

Lastly, earnings per share (EPS) from January to March 2013 stand at €0.31 (€0.16 in terms of adjusted earnings), return on total average assets (ROA) is 1.25% (0.69% adjusted), return on equity (ROE) reaches 16.2% (8.1% adjusted), and the return on tangible equity (ROTE) is 20.1% (10.0% adjusted).

Earnings	9

Balance sheet and business activity

At the end of the first quarter of 2013, the BBVA Group’s balance sheet and business activity closely reflected the trends mentioned over the course of 2012:

•

Increase of gross lending to customers in the quarter due to the positive impact of exchange rates, the temporary rise in the most volatile balances from repo agreements related to market operations in Spain and stronger activity in emerging economies. All this in a context of reduced lending activity in Spain and in the Group’s CIB portfolios.

•	Growth of customer deposits, basically from the retail segment, which have risen in all the geographical areas.

•	In short, this was yet another quarter of improvement in the Group’s liquidity and funding structure.

Consolidated balance sheet(1)

(Million euros)

	31-03-13	Δ%	31-03-12	31-12-12
Cash and balances with central banks	30,208	21.4	24,873	37,434
Financial assets held for trading	75,750	6.4	71,208	79,954
Other financial assets designated at fair value through profit or loss	3,079	(3.9)	3,204	2,853
Available-for-sale financial assets	74,135	9.5	67,728	71,500
Loans and receivables	387,551	2.1	379,579	383,410
Loans and advances to credit institutions	26,383	(4.4)	27,609	26,522
Loans and advances to customers	357,490	2.4	348,964	352,931
Other	3,678	22.4	3,006	3,957
Held-to-maturity investments	9,734	(5.2)	10,268	10,162
Investments in entities accounted for using the equity method	6,991	18.2	5,913	6,795
Tangible assets	7,831	6.2	7,374	7,785
Intangible assets	8,952	4.7	8,550	8,912
Other assets	28,843	32.4	21,780	28,980

Total assets	633,073	5.4	600,477	637,785

Financial liabilities held for trading	54,894	11.3	49,308	55,927
Other financial liabilities at fair value through profit or loss	3,001	49.9	2,002	2,516
Financial liabilities at amortized cost	499,038	3.3	482,921	506,487
Deposits from central banks and credit institutions	91,277	(7.9)	99,101	106,511
Deposits from customers	304,574	9.4	278,445	292,716
Debt certificates	83,813	0.8	83,177	87,212
Subordinated liabilities	12,009	(21.6)	15,313	11,831
Other financial liabilities	7,364	6.9	6,886	8,216
Liabilities under insurance contracts	10,314	28.1	8,049	9,032
Other liabilities	19,253	14.4	16,835	20,021

Total liabilities	586,500	4.9	559,115	593,983

Non-controlling interests	2,362	16.8	2,022	2,372
Valuation adjustments	(1,005)	(61.0)	(2,577)	(2,184)
Shareholders’ funds	45,216	7.9	41,916	43,614

Total equity	46,573	12.6	41,361	43,802

Total equity and liabilities	633,073	5.4	600,477	637,785

Memorandum item:
Contingent liabilities	38,195	(9.2)	42,046	39,407

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

10	Group information

•	A rise in total equity over the quarter due to the high earnings generated over the period.

•	Off-balance sheet funds performed outstandingly well in the quarter in all the regions where the Group operates, in mutual funds, pension funds and managed customer portfolios.

•	Finally, there was a positive impact from exchange rates during the year and in the quarter.

Customer lending
(Million euros)

	31-03-13	Δ%	31-03-12	31-12-12
Domestic sector	192,543	1.5	189,742	190,817
Public sector	25,799	(0.3)	25,877	25,399
Other domestic sectors	166,744	1.8	163,865	165,417
Secured loans	103,373	5.1	98,367	105,664
Other loans	63,371	(3.2)	65,499	59,753
Non-domestic sector	158,640	3.8	152,800	156,312
Secured loans	64,809	5.6	61,386	61,811
Other loans	93,831	2.6	91,415	94,500
Non-performing loans	21,448	35.1	15,880	20,287
Domestic sector	16,184	45.8	11,101	15,159
Non-domestic sector	5,263	10.1	4,779	5,128
Customer lending (gross)	372,630	4.0	358,422	367,415
Loan-loss provisions	(15,140)	60.1	(9,458)	(14,484)
Customer lending (net)	357,490	2.4	348,964	352,931

Customer funds
(Million euros)

	31-03-13	Δ%	31-03-12	31-12-12
Deposits from customers	304,574	9.4	278,445	292,716
Domestic sector	146,359	12.4	130,240	141,169
Public sector	21,646	(6.8)	23,219	21,807
Other domestic sectors	124,713	16.5	107,021	119,362
Current and savings accounts	48,290	10.8	43,589	48,208
Time deposits	66,789	35.4	49,312	61,973
Assets sold under repurchase agreement and other	9,634	(31.8)	14,119	9,181
Non-domestic sector	158,215	6.8	148,205	151,547
Current and savings accounts	97,419	10.2	88,406	98,169
Time deposits	53,514	(1.6)	54,360	48,691
Assets sold under repurchase agreement and other	7,282	33.9	5,438	4,688
Other customer funds	103,501	11.2	93,100	98,240
Spain	52,855	3.9	50,853	51,915
Mutual funds	19,259	(2.5)	19,747	19,116
Pension funds	18,779	6.8	17,590	18,313
Customer portfolios	14,817	9.6	13,517	14,486
Rest of the world	50,647	19.9	42,247	46,325
Mutual funds and investment companies	23,808	16.6	20,416	22,255
Pension funds(1)	10,803	18.8	9,095	10,418
Customer portfolios	16,036	25.9	12,735	13,652

Total customer funds	408,076	9.8	371,544	390,956

(1)	They do not include the assets under management by pension fund administrators in Mexico (sale closed in January, 2013), Colombia (sale closed in April, 2013) or Chile (for which the BBVA Group has signed a sale agreement).

Balance sheet and business activity	11

Capital base

The most significant events in the first quarter of 2013 as regards the Group’s capital base are:

•	BBVA has improved its core capital ratio under Basel II by 42 basis points on the figure reported at the end of December 2012 to 11.2%, thanks to the strong earnings generated in the period.

•	In addition to organic capital generation, the capital gain from the sale of the Afore in Mexico has a positive impact of 25 basis points on the Group’s capital base.

•	Risk-weighted assets (RWA) remain at levels very similar to 31-Dec-2012. The decline in lending in Spain and in the CIB portfolios was offset by business activity in emerging markets.

•	Positive impact in the quarter from exchange rates. The effect of the devaluation of the Venezuelan bolivar is practically neutral on the capital ratios.

As a result, at the end of March the capital base stood at €44,305m, up 3.4% over the quarter. Of this amount, €36,721m correspond to core capital and Tier I capital, which grew 3.6% over the same period, and €7,584m to Tier II capital, which rose 2.7% quarter-on-quarter. This slight increase is due basically to the issue of subordinated bonds in Colombia. The RWA figure has barely changed since the end of 2012.

To sum up, the Group has strengthened its core capital and Tier I ratios thanks to organic capital generation and to the capital gains from the sale of the pension business in Mexico. They closed the quarter at 11.2%. The Tier II ratio ended the quarter at 2.3% (2.2% as of 31-Dec-2012). The BBVA Group’s BIS II ratio as of March 31, 2013 stood at 13.5%, 49 basis points above the figure reported at the close of 2012.

Capital base (BIS II Regulation)

(Million euros)

	31-03-13	31-12-12	30-09-12	30-06-12	31-03-12
Core capital	36,721	35,451	36,075	35,924	35,290
Capital (Tier I)	36,721	35,451	36,075	35,924	35,290
Other eligible capital (Tier II)	7,584	7,386	8,393	6,841	8,241
Capital base	44,305	42,836	44,467	42,765	43,531
Risk-weighted assets	328,002	329,033	335,203	332,036	329,557
BIS ratio (%)	13.5	13.0	13.3	12.9	13.2
Core capital (%)	11.2	10.8	10.8	10.8	10.7
Tier I (%)	11.2	10.8	10.8	10.8	10.7
Tier II (%)	2.3	2.2	2.5	2.1	2.5

12	Group information

Risk management

Credit risk

At the end of the first quarter of 2013, the Group’s main asset quality indicators had evolved as expected:

•	An uptick in the NPA ratio to 5.3%, as a result of the deteriorating situation in Spain. The coverage ratio remains at the levels reported at the close of 2012.

•	The asset quality indicators, in terms of NPA and coverage ratios, improved in the United States and remained stable in the rest of geographical areas.

As of 31-Mar-2013, the Group’s total risks with customers (including contingent liabilities) totaled €410,440m. This represents a 0.8% increase over the quarter, due basically to the positive impact of exchange rates, the temporary rise in the most volatile balances from repo agreements related to market operations in Spain and stronger activity in emerging economies. All this in a context of reduced lending activity in Spain and in the Group’s CIB portfolios. In year-on-year terms, the increase is 2.5%, due mainly to the incorporation of Unnim in the second quarter of 2012 and also to the positive impact of currencies.

The balance of non-performing assets ended as of 31-Mar-2013 at €21,808m, compared to €20,603m in December 2012 (up 5.8%). The increase is concentrated in Spain, where the NPA ratio continues to increase in line with estimates, mainly as a result of the impairment of the commercial loan portfolio. Both additions and recoveries declined over the quarter, with

Credit risk management(1)

(Million euros)

	31-03-13	31-12-12	30-09-12	30-06-12	31-03-12
Non-performing assets	21,808	20,603	20,114	16,481	16,096
Total risks	410,440	407,126	417,405	409,145	400,553
Provisions	15,482	14,804	13,877	10,822	9,726
Specific	10,754	9,752	9,687	7,744	6,665
Generic and country-risk	4,729	5,052	4,190	3,078	3,061
NPA ratio (%)	5.3	5.1	4.8	4.0	4.0
NPA coverage ratio (%)	71	72	69	66	60

(1)	Including contingent liabilities.

Non-performing assets evolution

(Million euros)

	1Q13	4Q12	3Q12	2Q12	1Q12
Beginning balance	20,603	20,114	16,481	16,096	15,866
Entries	3,603	4,041	3,634	3,717	3,092
Recoveries	(1,659)	(2,400)	(1,883)	(2,090)	(1,887)
Net variation	1,944	1,642	1,751	1,627	1,204
Write-offs	(655)	(1,172)	(1,096)	(1,121)	(1,002)
Exchange rate differences and other	(84)	19	2,979	(121)	28
Period-end balance	21,808	20,603	20,114	16,481	16,096
Memorandum item:
Non-performing loans	21,460	20,287	19,834	16,243	15,880
Non-performing contingent liabilities	348	317	280	238	216

Risk management	13

net additions to NPA ending the period at €1,944m.

The Group’s NPA ratio ended March 2013 at 5.3%, up 25 basis points over the quarter. This is mainly due to the worsening economic situation in Spain mentioned above, which mostly affects commercial lending, and the decreased business activity. The NPA ratio of the banking business in the country stands at 4.3%, up 32 basis points over the quarter. The ratio in real-estate activity in Spain closed the quarter at 46.6% (42.8% as of 31-Dec-2012). In Eurasia, the NPA ratio closed March at 3.0%, while in the United States it improved substantially, by 53 basis points to 1.8%. In the rest of geographical areas this ratio has remained practically stable over the quarter. In Mexico it ended at 3.7% (3.8% in December 2012) and in South America at 2.2% (2.1% as of 31-Dec-2012).

Lastly, coverage provisions for customer risk amount to €15,482m, up 4.6% quarter-on-quarter, due mainly to increased provisions in Spain. The Group’s coverage ratio at the close of March was 71%. By business area, the ratio increased significantly in the United States, from 90% to 109%. It remains stable in Spain, Eurasia and Latin America, at 50%, 87% and 143%, respectively, at the end of the first quarter of 2013 (48%, 87% and 146%, respectively, at the close of December 2012). In real-estate activity in Spain it stands at 76% (82% at the close of 2012). Finally, in Mexico the figure has increased to 117% (114% as of December 2012).

Structural risks

The Assets and Liabilities Management unit in BBVA’s Financial Area is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is the financial independence of its subsidiaries abroad. This principle prevents the contagion of a liquidity crisis among the Group’s different areas and guarantees correct transmission of the cost of liquidity to the price formation process.

In the first quarter of 2013, long-term wholesale financial markets in Europe continued to improve in the wake of the measures adopted by the European Central Bank (ECB) at its meeting on September 6 and the progress made in the new European construction. As a result, there has been a significant reduction in risk premiums in peripheral countries during the period. Against this background, BBVA successfully completed three operations on the international markets, two senior debt issuances in Europe for €3,000m, and a 10-year mortgage-covered bond totaling €1,000m, all with a very significant level of demand. This demonstrates once again BBVA’s access to the markets under very successful conditions in terms of price and amount.

Short-term finance in Europe has also performed very well, with significant growth in the amounts gathered. Also worth mentioning is the excellent performance of BBVA’s retail franchise in Spain, which managed to gather deposits above budget expectations, as a result of its focus on customers and the Bank’s financial soundness. As a result of this improvement in liquidity and the good prospects for the future, BBVA has returned a significant part of the LTRO during the

14	Group information

first quarter of 2013, using the first available windows to do so.

The environment outside Europe has also been very constructive. BBVA has strengthened its liquidity position in all the jurisdictions in which the Group operates.

To sum up, BBVA’s proactive policy in its liquidity management, the growth in customer funds in all geographical areas, its proven ability to access the market in difficult environments, its retail business model, its lower volume of debt redemptions compared with its peers and the relatively small size of its balance sheet, all give it a comparative advantage against its European peers. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet in all geographical areas continues to strengthen the Group’s liquidity position and to improve its financing structure.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

In the first quarter of 2013, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, close to 50% in aggregate terms. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected abroad for 2013 is also strictly managed. The impact of variations in exchange rates (net of hedging) has been positive in the first quarter of 2013, both on the income statement and on capital adequacy ratios. The devaluation in Venezuela in February has had a practically neutral impact on the core capital ratio. For 2013, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital adequacy ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the first quarter of 2013, the results of this management have been very satisfactory, with limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (government bonds with the highest credit and liquidity ratings).

Economic capital

Attributable economic risk capital (ERC) consumption as of 31-Mar-2013 amounted to €35,161m, a decrease of 1.2% on the figure for December(1) 2012.

As is to be expected from BBVA’s profile, the largest allocation to ERC (56.3%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. A 1.1% decline was reported in the quarter, concentrated in Spain.

Equity risk, which refers basically to the portfolio of holdings in industrial and financial companies, the stake in CNCB, and consumption of economic capital from goodwill, has maintained its proportion stable in relation to total risks (19.4%).

Structural balance-sheet risk, originated from the management of structural interest-rate risk and exchange-rate risk, accounts for 7.3% of ERC, and declined 4.0% over the last quarter.

Operational risk increased by 1.0%, with a relative weight of 6.2%, while fixed-asset risk increased by 3.6% and accounts for 7.5% of total ERC consumption.

Finally, market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, reduced its relative weight over the quarter to 2.3%.

(1)	The changes presented here are with respect to a December 2012 close (€35,594m) that uses comparable figures, including the annual effects of the methodology updates carried out at the end of the year (Mexico, South America and the United States) in the credit risk parameters and the review of other risk models, rather than the official closing figure published for 2012 (€35,561m).

Risk management	15

The BBVA share

In the first quarter of 2013 the global economy has shown signs of recovery, although growth remains below its trend level. There are still big differences by geographical area.

From the point of view of the markets, the quarter began with a positive general mood and a drastic reduction in the perception of risks for the euro zone. This was possible thanks to the decisive intervention measures taken by the ECB in mid-2012. However, the uncertainty surrounding Italy, following the general elections in February, and the collapse of the banking system in Cyprus in March, have renewed the focus on the political and systemic risks in the area. As a result, they have been the main factors responsible for the reversal in market sentiment. Against this background, the general European index Stoxx 50 closed March with quarterly gains of 4.7%. In contrast, the Ibex 35 and the euro zone banks index, Euro Stoxx Banks, ended the period in the red (down 3.0% and 8.8%, respectively), in part reflecting the market’s negative bias toward peripheral countries and the financial sector.

BBVA’s earnings for the fourth quarter of 2012 have once again confirmed the high solvency level and sound liquidity position of the Group in an extremely complex environment. Equity analysts have positively valued both the Group’s balance sheet management and the standout performance of revenue in all business areas, which has enabled BBVA to comfortably absorb the loan-loss and real-estate provisions made throughout the year, in particular in Spain. Expenses have grown at a slower pace than revenue, despite the

The BBVA share and share performance ratios

	31-03-13	31-12-12
Number of shareholders	990,113	1,012,864
Number of shares issued	5,448,849,545	5,448,849,545
Daily average number of shares traded	69,017,977	52,880,032
Daily average trading (million euros)	515	339
Maximum price (euros)	7.86	7.06
Minimum price (euros)	6.60	5.82
Closing price (euros)	6.76	6.96
Book value per share (euros)	8.55	8.04
Market capitalization (million euros)	36,851	37,924
Price/Book value (times)	0.8	0.9
PER (Price/Earnings; times)	8.7	21.5
Yield (Dividend/Price; %)	6.2	6.0

significant investment made in expansion plans in emerging economies. Risk indicators have performed as expected, with an NPA ratio below the average of its main competitors.

After rising more than 12.0% in early 2013 over the close of 2012, following the recent developments in Cyprus the BBVA share closed the quarter at €6.76 per share, a decline of 2.8%. This fall is less than that registered by the Ibex 35 and, more so, by the Euro Stoxx Banks index. This represents a market capitalization of €36,851m, a price/book value ratio of 0.8, a P/E of 8.7 (calculated on the average profit for 2013 estimated by the consensus of Bloomberg analysts) and a dividend yield of 6.2% (also obtained according to the average dividend per share estimated by analysts on the share price at March 28).

The average daily volume traded over the quarter rose significantly compared to the figure recorded from October to December 2012, with a 30.5% rise in the number of shares to 69 million and a 51.9% increase in euros to 515 million.

Shareholder remuneration for 2012 remains at €0.42 per share. The Annual General Meeting held on March 15, 2013 approved the implementation of the flexible remuneration system known as “dividend option” through two capital increases charged to voluntary reserves. The first free-of-charge capital increase is taking place in April. Shareholders will receive a free allotment right for each BBVA share held at 23:59 hours (Madrid time) on April 5, 2013, which will entitle them to receive one newly-issued BBVA share for every 56 rights. Likewise the shareholder may sell the free allotment right to BBVA or on the market at any time during their trading period. According to the expected calendar, the new shares will be allocated on April 30, 2013, subject to obtaining all necessary authorizations.

16	Group information

Corporate responsibility

BBVA has a differential model of banking based on a strategy of adjusting return to unwavering principles of integrity, prudence and transparency. This strategy is difficult to follow in the short term. BBVA has been the only Spanish bank to form part of the new Euronext Vigeo Europe index, launched by the New York Stock Exchange and the Vigeo agency. The index includes the most advanced companies in terms of ESG (environment, society and corporate governance) at the European level.

It is also worth highlighting that for the second year in a row, BBVA is among the 10 most highly rated companies in terms of sustainability communication in the social media at international level, according to the SMI-Wizness Social Media Sustainability Index 2012.

Other important milestones in corporate responsibility in the first quarter of 2013 were as follows:

Responsible Banking

Responsible Finance. BBVA was chosen as the first Spanish financial institution represented in the Equator Principles to form part of the Steering Committee at the Annual General Meeting of the Equator Principles. This Committee, made up of 14 members from 12 countries, coordinates the administration, management and development of these principles on behalf of its members.

Customer-Centric Approach. BBVA has launched the “Yo Soy Empleo” (I am employment) program, an initiative that will offer 3,000 euros to SMEs and the self-employed who create jobs in Spain. The aim is to create up to 10,000 new jobs. The initiative includes a training program at key business schools, as well as a comprehensive job intermediation service. BBVA has also launched a new package of social measures designed to help customers who can no longer pay for their home and lose their only residence as a result of legal proceedings. To do so, the Bank has launched a job program that includes guidance, training and support for job seeking, as well as financial assistance of up to 400 euros over 2 years.

Environment. BBVA was one of the companies that took part in the “Earth Hour” initiative promoted by the environmental organization WWF. Its aim was to promote the efficient use of energy and thus reduce the global level of CO2 emissions. Specifically, BBVA switched off the lights in 522 of its buildings -122 corporate offices and 430 branches in 219 cities in the different countries where the Group has its biggest presence- as a contribution to the fight against climate change.

Community Involvement

BBVA customers, employees and shareholders have contributed over 1.6 million euros through the “Tu solidaridad vale el doble”

(Your solidarity is worth double) campaign launched together with Caritas, the Red Cross and the Spanish Federation of Food Banks. This amount, donated through the online BBVA Suma platform and the BBVA branches, will be matched by the Bank up to the sum of 3.3 million euros, which will be distributed among the most needy families in Spain. In addition, BBVA has made an initial investment of 1.5 million euros to this campaign.

In the area of social entrepreneurship, BBVA will allocate 1.8 million euros to support 189 community projects out of more than 1,800 proposed by its employees across Spain through the Territorios Solidarios (Solidarity Territories) initiative. The aim of the program is to bring the Bank’s activity closer to the community and involve its employees in resource allocation. In addition, BBVA has announced the six entrepreneurs taking part in the Momentum Project 2012, who will receive funding worth 1.5 million euros in the form of soft loans or capital investment through Momentum Social Investment 2012, an investment vehicle designed by BBVA.

BBVA in the Sustainability Indices

BBVA has a prominent position in the main sustainability indices at international level. The weightings as of March 31, 2013 were as follows:

Further information and contact details, please visit www.bancaparatodos.com

Corporate responsibility	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, balance sheet, business activity and the most significant ratios in each of them: performing loans, customer funds (on and off-balance sheet), efficiency ratio, NPA ratio, coverage ratio and risk premium.

In the first quarter of 2013 progress was made on the geographical reporting structure of the BBVA Group’s business areas. Consequently, Spain includes the portfolios, finance and structural euro balance-sheet positions managed by ALCO that were previously reported in Corporate Activities. In addition, because of the particular nature of their management, the assets and results pertaining to the real-estate business in Spain are presented separately. This covers lending to real-estate developers (previously integrated in Spain) and foreclosed real-estate assets which were included in Corporate Activities in the years prior to 2013.

As a result, the composition of the business areas in 2013 is different from that presented in 2012, and is now as follows:

•

Banking activity in Spain (from now-on, Spain) which as in previous years includes: The Retail network, with the segments of individual customers, private banking, and small businesses; Corporate and Business Banking (CBB), which handles the SMEs, corporations and public sector in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). In addition, starting in 2013 it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•

Real-estate activity in Spain. This new area has been set up with the aim of providing specialized and structured management of the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly combines loans to real-estate developers (previously reported in Spain) and foreclosed real-estate assets (previously reported in Corporate Activities).

•

Eurasia, which as in 2012 includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the Group in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH.

•

Mexico, which includes the banking and insurance businesses in the country (the pension business was sold in the first quarter of 2013). Within its banking activity, Mexico includes retail business through its Commercial Banking,

Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

•

The United States encompasses the Group’s businesses in the United States. The historical series in this area has been reconstructed to exclude the business in Puerto Rico, which was sold in December 2012, and include it in the Corporate Center.

•

South America, includes the banking and insurance businesses that BBVA carries out in the region (at the close of the first quarter of 2013 the Group had signed an agreement for the sale of the pension business in Chile and on April 19, closed the sale of the pension fund in Colombia).

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Finally, Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. Exceptionally it also includes the financial statements of BBVA Puerto Rico until its sale, which was completed in December 2012.

In addition to this geographical breakdown, supplementary information is provided for all the global businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate of business is considered relevant to better understand the BBVA Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

The figures corresponding to 2012 have been restated according to the same criteria and the same structure of business areas as explained above in order to offer homogeneous year-on-year comparisons. In the second quarter of 2012, BBVA announced that it was starting a process to look into strategic alternatives for its pension business in Latin America. On February 1, 2013 it signed an agreement for the sale of its stake in the subsidiary in Chile. In January 2013, BBVA closed the sale of its pensions business in Mexico and in April closed the sale of the one in Colombia. All the earnings from this activity in the region are therefore classified as discontinued

18	Business areas

operations, both in the 2012 and 2013 figures. Finally, as usual in the case of The Americas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles reporting information by areas based on units at the same level, and all the accounting data related to the business managed are recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•

Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•

Internal transfer prices. Within each geographical area, internal transfer rates are applied to calculate the net interest income of its businesses, under both the asset and liability headings. These rates are composed of a market rate that depends on the operation’s revision period, and a liquidity premium that aims to reflect the conditions and outlook for the financial markets in each area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•

Assignment of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group(1)	Spain	Real-estate activity in Spain	Eurasia(1)	Mexico	South America	The United States	S Business areas	Corporate Center
1Q13
Net interest income	3,623	1,071	16	242	1,088	1,042	348	3,808	(186)
Gross income	5,471	1,669	(4)	511	1,516	1,340	515	5,548	(77)
Operating income	2,712	901	(42)	335	937	772	158	3,061	(348)
Income before tax	1,513	823	(465)	227	571	594	141	1,890	(378)
Net attributable profit	1,734	569	(346)	179	435	348	95	1,281	454

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

		Business areas
	BBVA Group(1)	Spain	Real-estate activity in Spain	Eurasia(1)	Mexico	South America	The United States	S Business areas	Corporate Center
1Q12
Net interest income	3,594	1,174	3	185	1,015	946	389	3,711	(117)
Gross income	5,265	1,708	10	535	1,402	1,233	562	5,450	(185)
Operating income	2,738	1,014	(17)	361	866	727	198	3,151	(413)
Income before tax	1,299	530	(438)	328	538	604	159	1,721	(422)
Net attributable profit	1,005	370	(300)	299	430	374	108	1,281	(276)

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Business areas	19

Spain

Income statement
(Million euros)

	Spain
	1Q13	Δ%	1Q12
Net interest income	1,071	(8.8)	1,174
Net fees and commissions	345	1.1	342
Net trading income	220	75.6	125
Other income/expenses	33	(50.9)	68
Gross income	1,669	(2.3)	1,708
Operating costs	(768)	10.6	(694)
Personnel expenses	(489)	12.6	(435)
General and administrative expenses	(254)	8.2	(235)
Depreciation and amortization	(25)	(0.2)	(25)
Operating income	901	(11.1)	1,014
Impairment on financial assets (net)	(618)	37.6	(449)
Provisions (net) and other gains (losses)	540	n.m.	(34)
Income before tax	823	55.2	530
Income tax	(248)	54.6	(160)
Net income	576	55.5	370
Non-controlling interests	(7)	n.m.	(1)
Net attributable profit	569	53.9	370

Balance sheet
(Million euros)

	Spain
	31-03-13	Δ%	31-03-12
Cash and balances with central banks	4,299	0.0	4,298
Financial assets	104,815	9.4	95,791
Loans and receivables	208,890	2.3	204,210
Loans and advances to customers	192,983	2.8	187,743
Loans and advances to credit institutions and other	15,907	(3.4)	16,467
Inter-area positions	14,506	20.1	12,074
Tangible assets	814	(9.1)	896
Other assets	2,366	56.0	1,517

Total assets/Liabilities and equity	335,691	5.3	318,785

Deposits from central banks and credit institutions	56,456	(6.4)	60,296
Deposits from customers	151,782	11.1	136,587
Debt certificates	64,863	(0.4)	65,119
Subordinated liabilities	3,233	(43.0)	5,673
Inter-area positions	—	—	—
Financial liabilities held for trading	46,347	10.7	41,864
Other liabilities	1,650	n.m.	309
Economic capital allocated	11,361	27.1	8,937

Spain highlights in the first quarter

•	Pressure on margins in an environment of deleveraging.

•	Deterioration of asset quality, as expected.

•	Increased customer fund gathering.

•	Significant contribution from NTI.

•	Execution of a reinsurance operation.

The most relevant

BBVA’s banking activity in Spain continues to be affected by the deleveraging process in the economy, the sector’s restructuring and pressure on margins. Against this background, the Group is making the most of the opportunities that arise and strengthening its franchise in terms of customer base and market share, especially through increasing on-balance sheet customer funds.

In earnings, there has been pressure on net interest income, a slight improvement in income from fees and commissions, a significant contribution from NTI, increased impairment losses on financial assets, and capital gains from a reinsurance operation. As a result, net attributable profit for the first quarter of 2013 stands at €569m.

Macro and industry trends

In the first quarter of 2013, the restructuring process in the Spanish financial sector continued at a strong pace. The plans agreed with the European authorities are being complied with. Banks in Group 1 and 2 have been recapitalized for a total of €40 billion, well below the existing credit facilities of €100 billion. As stipulated, the banks have transferred assets linked to the real-estate sector for a total of €50 billion to the Asset Management Company for Assets Arising from Bank Restructuring (SAREB).

Meanwhile, the financial industry is continuing with its process of deleveraging. This is having a negative effect on the asset quality

20	Business areas

of the system. The NPA ratio had a one-off fall in December to 10.4%, due to the transfer of assets to SAREB. However, by the end of January it had risen to 10.8%.

Finally, the easing of financial tension in the last few months of 2012 and the start of 2013 has led to a reduction in the funds requested from the ECB, which amounted to €272 billion at the end of February, the lowest level since April 2012.

Activity

Spain closed the first quarter of 2013 with performing loans at €188,385m, an increase over the last 12 months of 2.1%, and 1.0% over the quarter. The year-on-year figure is influenced by the incorporation of Unnim on July 27, 2012. The quarterly figure is the result of a temporary increase in more volatile balances deriving from repo agreements relating to market operations. Excluding this item, the amount of performing loans as of 31-Mar-2013 is €179,004m, a 1.7% decline on the figure at the close of 2012. To sum up, lending activity continues to fall in Spain as a result of the deleveraging process in the country, due to the current economic situation.

BBVA had a volume of €180,053m in customer funds in Spain as of 31-Mar-2013, including customer deposits, promissory notes and off-balance sheet funds, up 9.3% year-on-year and 3.4% quarter-on-quarter. Once more, on-balance sheet customer deposits and promissory notes were strong, with a total balance of €138,623m, a rise of 14.5% on the previous 12 months and 3.6% on the close of December 2012. Within this heading, and as a

Relevant business indicators

(Million euros and percentage)

	Spain
	31-03-13	31-12-12	31-03-12
Performing loans	188,385	186,458	184,581
Deposits from customers(1)	138,623	133,802	121,110
Mutual funds	19,259	19,116	19,747
Pension funds	18,779	18,313	17,590
Efficiency ratio (%)	46.0	43.3	40.6
NPA ratio (%)	4.3	4.0	3.1
NPA coverage ratio (%)	50	48	52
Risk premium (%)	1.28	0.94	0.95

(1)	Excluding repos. Including promissory notes sold by the retail network and collection accounts.

result of the commercial policies implemented, the best performance was in time deposits, which increased by 7.2% between January 1 and March 31. As a result, the area’s market share in customer deposits from other domestic sectors increased by 80 basis points over the last 12 months to 11.2%, according to the latest information available as of February 2013.

With this performance of lending and customer funds, the loan-to-deposits ratio (1) in the domestic sector fell from 134% as of December 2012 to 132% as of 31-Mar-2013. Including mortgage-covered bonds, the ratio stands at 105%.

Off-balance sheet funds managed by BBVA in Spain amounted to €52,855m, a rise of 3.9% since the end of March 2012 and 1.8% since the close of 2012. Of this figure, €19,259m corresponds to mutual funds, a slight increase

(1)	The ratio excludes securitizations and repos and includes promissory notes placed in the retail network.

Spain	21

of 0.7% over the quarter. Year-on-year they declined 2.5%. Pension funds totaled €18,779m, a rise of 6.8% over the previous 12 months and 2.5% in the first three months of 2013. As a result of these figures, BBVA has maintained its position as the top manager in both mutual and pension funds in Spain, with market shares of 15.1% in mutual funds (according to the latest information available as of February) and 19.5% in pensions (according to data published by Inverco in December).

With respect to asset quality, the slight upward movement in the NPA ratio over previous quarters has continued, as forecast, due to the difficult macroeconomic situation and the impairment of the commercial loans portfolio. Despite this, the ratio is still far below that reported in the sector overall, and closed March at 4.3%, 32 basis points above 31-Dec-2012. The coverage ratio has remained stable over the quarter, at 50% (48% at the close of December 2012).

Earnings

The following are the most important figures related to earnings in the first quarter of 2013 in this area:

•

Net interest income continues to be under strong pressure from the deleveraging process underway, the current environment of low interest rates and more expensive wholesale funding. The figure for the area is €1,071m, 8.8% down on the first quarter of 2012.

•

Slight improvement in income from fees and commissions, with a rise of 1.1% year-on-year to €345m, largely due to its good performance in CIB thanks to strong activity in the corporate finance and global transactional banking businesses.

•

There was a significant contribution from NTI as a result of favorable market activity and good management of the structural risks on the balance sheet. This item amounted to €220m in the first quarter of 2013, €95m more than in the same period in 2012.

•	Other income/expenses contributed €33m to the area’s income statement. This contribution is down on the first quarter of 2012 due to the reinsurance operation (which generated capital gains recorded in extraordinary earnings, but lower revenue from the insurance business). It also includes the higher contribution to the Deposit Guarantee Fund compared with the same period the previous year.

•	Operating expenses are up 10.6% on the figure recorded in the first three months of 2012 to €768m, due mainly to the impact of the incorporation of Unnim.

•	Impairment losses on financial assets increased by 37.6% year-on-year to €618m, highly concentrated in the commercial portfolio.

•

The provisions (net) and other gains (losses) heading registered €540m, compared with the negative €34m in the same period in 2012, basically due to the reinsurance deal for 90% of the individual life-accident portfolio.

•	Overall, the net attributable profit was €569m (€370m in the same period in 2012).

Main highlights

The main commercial activity carried out in the first quarter of 2013 is summarized below. In Retail Banking:

•

Activity in the individuals segment has focused on the “Adiós Comisiones” program launched the previous quarter. Today, more than 60% of the customers are enjoying the financial benefits offered by the program.

•	The financial benefits offered by “Programa 59+”, which is targeted at customers over the age of 59, have been renewed and expanded.

•

BBVA reasserts its leadership position in arranging agreements with groups. During the quarter it was awarded the administration of the banking services and payroll payments for the Ministry of Employment and Social Security.

•	Progress has also been made in the personalization of the product offering and customer service. In the first quarter

22	Business areas

alone, one million personalized offers were delivered to customers.

All these actions, which are focused mainly on funds and transactional banking, have resulted in significant growth of the customer base. 100,989 new payroll accounts and 61,697 new pension accounts were won.

In Corporate and Business Banking:

•

Various campaigns aimed at attracting new customers, including “Campańa del Pack Bienvenida de Proveedores de Confirming no Clientes” (Welcome Pack Campaign to Finance Suppliers who are not Customers), and initiatives targeted at winning start-ups.

•

The “Negocio Inteligente para pymes y autónomos” (Intelligent Business for SMEs and Self-employed) program continues to achieve good results. 11,500 retailers joined in the first quarter, of which 78% are new customers.

•	Major bond issue operations have been completed in the corporate segment and more than €750m have been gathered.

•	Worth mentioning in the insurance business is the “PPA BBVA” (Guaranteed Pension Plan) campaign, which offers customers a guaranteed minimum return of 4% over a 10-year investment period.

The Bank also continues to develop its multi-channel concept, specifically remote and technological channels. 100,000 new

bbva.es active users have been added during the quarter. The remote management system, “BBVA Contigo”, currently has 340,000 customers.

In corporate responsibility, various programs have been launched in Spain that have reasserted BBVA’s commitment to the community and the recovery of the country’s economy, including “Yo Soy Empleo” (I Am Employment), “Plan de Ayuda a Familias” (Family Aid Plan) or the implementation of the second “Territorios Solidarios” (Solidarity Territories) program. All these initiatives are described in the Corporate Responsibility section of this report.

In addition, BBVA has received various recognitions in several areas during the quarter. The most relevant awards are described below:

•

“Best bank in bonds and syndicated loans in Spain in 2012”. This is reflected in the top rankings for 2012 published by the specialized newspapers Expansión and Cinco Días. At the beginning of 2013, BBVA continues to participate in the most important placements on the market.

•

BBVA received one of the 4 awards for the most innovative company in 2012, granted by Bank Innovation. The award recognizes the techniques developed to encourage the use of on-line services. The Bank has also received the “Hudson-ABC” award for the best human resources director for Spanish companies with over 3,000 workers, for the “Gestión diferenciada del talento” (Differentiated talent management) plan.

Spain	23

Real-estate activity in Spain

Income statement

(Million euros)

	Real-estate activity in Spain
	1Q13	Δ%	1Q12
Net interest income	16	n.m.	3
Net fees and commissions	3	(50.2)	5
Net trading income	12	n.m.	1
Other income/expenses	(34)	n.m.	1
Gross income	(4)	n.m.	10
Operating costs	(38)	40.0	(27)
Personnel expenses	(24)	79.9	(13)
General and administrative expenses	(8)	9.7	(7)
Depreciation and amortization	(6)	(7.1)	(6)
Operating income	(42)	150.5	(17)
Impairment on financial assets (net)	(153)	(15.1)	(180)
Provisions (net) and other gains (losses)	(271)	12.4	(241)
Income before tax	(465)	6.3	(438)
Income tax	123	(10.3)	137
Net income	(342)	13.8	(301)
Non-controlling interests	(4)	n.m.	0
Net attributable profit	(346)	15.2	(300)

Balance sheet

(Million euros)

	Real-estate activity in Spain
	31-03-13	Δ%	31-03-12
Cash and balances with central banks	3	—	—
Financial assets	1,101	2.7	1,072
Loans and receivables	10,284	(22.5)	13,277
Loans and advances to customers	10,284	(22.5)	13,277
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,798	15.3	1,559
Other assets	7,061	10.8	6,374

Total assets/Liabilities and equity	20,248	(9.1)	22,283

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	164	(18.8)	203
Debt certificates	8	—	—
Subordinated liabilities	845	(49.7)	1,679
Inter-area positions	15,849	(4.9)	16,667
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	3,381	(9.5)	3,734

Highlights of real-estate activity in Spain in the first quarter

•	Configuration of a specialized unit.

•	Segmentation of portfolios and assets.

•	Reduction of exposure to developers.

•	Increased pace of sales of foreclosed properties.

The most relevant

Within BBVA’s real-estate activity in Spain, there has been a notable reduction of exposure linked to the developer sector and an upward trend in retail foreclosures, in line with the gross additions to NPA in the residential mortgage portfolio. Sales of foreclosed assets have also gathered pace since the second half of 2012.

The income statement in this area mainly reflects the expected impact on loan-loss provisions, the increased pace of sales of foreclosed properties and the write-down of those foreclosed assets to their market value.

Industry trends

The real-estate industry in Spain has been affected by a bubble whose main impact has been on the residential construction sector, through developer loans. Real-estate activity in Spain is undergoing a process of adjustment to the imbalances that have accumulated over recent years. Some of them have already been significantly corrected, above all those relating to the significant weight of residential construction as a proportion of the Spanish gross domestic product, which has declined from its high in 2007. However, existing housing stock still has to be absorbed and the balance sheets of financial institutions have yet to complete their restructuring.

Exposure

Within this overall situation, BBVA is favorably placed. Its exposure to the real-estate sector

24	Business areas

is not as great as that of its peers. This is because of a strategy that is consistent with its principles, i.e. based on prudence and management with a lower risk appetite during the credit boom compared to its competitors.

There are two very different realities for the Group within the real-estate sector. On the one hand, net exposure to the developer sector (lending to developers plus the developers’ foreclosed assets) has fallen significantly over the last two years (by 20% since December 2011, or 35% not including the Unnim balances) and will continue to decline in the future. On the other, there are the retail foreclosures, i.e. the foreclosed assets from the residential mortgage sector. Their increase is linked to the increase in gross additions to NPA in this portfolio in 2008 and 2009, and in the short term they are expected to continue to rise.

Having complied with the requirements of Royal Decree-Laws (RDL) 02/2012 and 18/2012 in 2012, BBVA’s net exposure to the real-estate sector in Spain continues to decline, with a fall of 1.2% over the quarter to €15,404m. The Group has increased the funds allocated to cover the loss in value of assets associated with the real-estate industry due to worsening macroeconomic conditions in the country. As a result, at the close of the first three months of 2013 it had improved its coverage of problematic and substandard assets from 43% as of 31-Dec-2012 to 44% as of 31-Mar-2013, and assets from foreclosures and purchases from 51% to 52%, respectively. Total coverage of real-estate exposure closed the quarter at 44% (43% at the close of December 2012).

Coverage of real estate exposure in Spain

(Million of euros as of 31-03-13)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	9,263	4,121	44
NPL	7,286	3,460	47
Substandard	1,977	661	33
Foreclosed real estate and other assets	12,323	6,382	52
From real estate developers	8,946	5,092	57

From dwellings	2,699	993	37
Other	678	297	44

Subtotal	21,586	10,503	49

Performing	5,761	1,440
With collateral	5,220
Finished properties	3,240
Construction in progress	729
Land	1,251
Without collateral and other	541
Real estate exposure	27,347	11,943	44

Note: Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Around a third of the properties in BBVA’s foreclosed and acquired assets are available for sale. Sales have in fact speeded up since the second half of 2012.

Earnings

The income statement in the area for the first quarter of 2013 mainly shows the expected impact on loan-loss provisions, the increased pace of sales of foreclosed properties and the writing down of the said foreclosed assets to market value.

Other elements that influence the situation are: the consolidation by the equity method of the stake in Metrovacesa, which is registered in the Other income/expenses heading, and the increase in operating expenses, specifically personnel costs, due mainly to greater staff numbers assigned to the area to carry out a separate and specialized management of this business and deal with increased activity.

Overall, BBVA’s real-estate activity in Spain has in the first three months of 2013 registered losses of €346m (losses of €300m in the same period in 2012).

Real-estate activity in Spain	25

Eurasia

Income statement (1)

(Million euros)

	Eurasia
	1Q13	Δ%	1Q12
Net interest income	242	31.1	185
Net fees and commissions	105	(3.7)	109
Net trading income	91	116.7	42
Other income/expenses	72	(63.6)	199
Gross income	511	(4.5)	535
Operating costs	(176)	1.5	(174)
Personnel expenses	(92)	1.3	(91)
General and administrative expenses	(70)	1.8	(69)
Depreciation and amortization	(13)	1.0	(13)
Operating income	335	(7.4)	361
Impairment on financial assets (net)	(85)	210.8	(27)
Provisions (net) and other gains (losses)	(23)	269.8	(6)
Income before tax	227	(30.9)	328
Income tax	(48)	66.5	(29)
Net income	179	(40.2)	299
Non-controlling interests	—	—	—
Net attributable profit	179	(40.2)	299

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Balance sheet (1)

(Million euros)

	Eurasia
	31-03-13	Δ%	31-03-12
Cash and balances with central banks	2,251	44.8	1,554
Financial assets	12,593	4.2	12,089
Loans and receivables	32,411	(10.5)	36,231
Loans and advances to customers	29,475	(9.2)	32,449
Loans and advances to credit institutions and other	2,936	(22.3)	3,782
Inter-area positions	—	—	—
Tangible assets	311	(48.4)	603
Other assets	1,199	4.9	1,143

Total assets/Liabilities and equity	48,764	(5.5)	51,620

Deposits from central banks and credit institutions	14,285	(4.8)	15,012
Deposits from customers	19,026	(13.9)	22,087
Debt certificates	1,084	37.5	788
Subordinated liabilities	919	(50.9)	1,869
Inter-area positions	4,107	11.8	3,673
Financial liabilities held for trading	376	1.7	370
Other liabilities	4,366	16.3	3,755
Economic capital allocated	4,601	13.2	4,065

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Eurasia highlights in the first quarter

•	Positive performance of customer funds in the quarter.

•	Differing performance of lending in the wholesale and retail segments.

•	Positive performance of Garanti.

•	Recurrent CIB revenue.

•	Lower contribution from CNCB due to the implementation of new provisioning policies at local level.

The most relevant

Lending activity in the area continues to show a twofold trend: on the one hand, the balances from the retail segment, above all Garanti, are performing very well; on the other, the CIB portfolios in the region continue to shrink as a result of the deleveraging process underway. Customer funds have confirmed the changing trend first seen in the third quarter in 2012, with a quarter-on-quarter increase in the rate of growth of on balance sheet customer deposits.

With respect to earnings, the positive performance of Garanti, the recurring revenue of CIB and the lower contribution from CNBC have all been of particular note.

Macro and industry trends

In the first quarter of 2013, there was a setback to the recovering confidence in the euro zone, as two of the risks it was threatened with have materialized. First, the Italian elections have led to a stalemate in the formation of a government capable of continuing with the process of reforms and fiscal adjustment. Second, the resolution of the Cyprus bailout has demonstrated the need to improve governance in the area, in this case with respect to banking union. Against this backdrop, activity in the region has been depressed, although it has improved somewhat on the previous quarter.

In Turkey, the economy is showing signs of an upturn following the soft landing in 2012, when

26	Business areas

Relevant business indicators

(Million euros and percentage)

	Eurasia
	31-03-13	31-12-12	31-03-12
Performing loans	29,745	29,458	32,572
Deposits from customers(1)	17,956	16,484	20,661
Mutual funds	1,388	1,408	1,521
Pension funds	644	608	518
Efficiency ratio (%)	34.5	35.2	32.5
NPA ratio (%)	3.0	2.8	1.6
NPA coverage ratio (%)	87	87	114
Risk premium (%)	1.14	0.97	0.32

(1)	Excludes repos.

it grew 2.2% compared with the 8.8% of the previous year. After a 2012 in which the foreign sector was the main driver of the economy, domestic demand began to show signs of recovery. However, inflation continues in the upper range of its target and, after its reduction last year, the current-account deficit is beginning to reflect a change of trend in favor of domestic demand. The Turkish lira has gained 2.4% against the euro in terms of final exchange rates. In terms of average rates, there was a 0.1% decline in the same period.

The Turkish banking sector is still performing well, with strong levels of capitalization. Private sector credit rose slightly in the final months of 2012 and the start of 2013, in the wake of an easing of lending conditions and a cut in interest rates by the Central Bank of Turkey (CBT) in the second half of 2012. The aim of this move was to achieve financial stability and stimulate growth, while not overheating a level of credit that was already above the Central Bank target.

As a result of all the above, the rating agency Standard & Poor’s upgraded Turkey’s sovereign debt from BB to BB+ at the end of March, leaving it one notch from investment grade, which Fitch had already awarded it in the last quarter of 2012. The improvement is the result of the positive macroeconomic performance, a strongly capitalized banking system and the improved outlook in terms of political risk, following the moves made in recent months to resolve the problem over Kurdish territorial claims.

In China, the most recent data show mixed trends, but in general they are consistent with the maintenance of growth rates, mainly based on stronger foreign demand. The rate of growth of housing prices and the fragility of some agents in the financial system continue to be a focus of attention, but there is ample room to maneuver for economic policies; so much so that the overall tone of policy continues to be expansive, even with the recent downward correction of the inflation target. The Chinese Yuan gained against the euro over the last 12 months, in both final and average exchange rates.

The Chinese banking sector continues to record robust growth in earnings, despite its recent moderation. Net interest income has remained stable, although the Central Bank cut the interest rates on assets (loans) more than on liabilities (deposits) in 2012. The NPA ratio has risen, but the coverage ratio has increased considerably in response to the tougher requirements for provisions as a result of regulatory changes in the second half of 2012. Even so, the banks in the Chinese system continue to have adequate liquidity and capital ratios.

Activity

Performing loans in the area as of 31-Mar-2013 amounted to €29,745m, a year-on-year decline of 8.7% and a rise of 1.0% on the figure at the close of 2012. The most notable elements once more are the positive performance of the retail segment and the deleveraging process underway in the wholesale business in the area. This is reflected in the 2.9% year-on-year rise in residential mortgage portfolios and the 14.3% decline in commercial lending.

The stake in Garanti accounts for 38.8% of lending in the area, at €11,556m, a year-on-year rise of 18.3%. This largely offsets the 25.1% decline in lending to wholesale customers. With respect to lending activity in Garanti, the rise in lira-denominated loans (up 6.8% since the end of 2012) has been above the average in the Turkish sector (up 5.6%) and was boosted by mortgages (up 6.5%) and personal loans, the so called “general-purpose loans” (up 7.6%).

Eurasia	27

From the point of view of risk indicators in the area, the general tone in the quarter is of stability. The NPA ratio ended the quarter at 3.0% and the coverage ratio remains at 87%, the same level as at the close of 2012. The cumulative risk premium closed the quarter at 1.14%.

The most significant aspect of the volume of on-balance sheet customer funds (excluding repos) over the quarter is the faster pace of its rate of growth. Customer deposits closed 31-Mar-2013 at €17,956m, an 8.9% rise on the figure at the close of December 2012. Two factors explain this favorable trend. First, the deposit gathering in the wholesale segment continues at a good pace, as it had already been observed in the third quarter of 2012. Second, there was a notable performance of the Garanti balances, in particular Turkish lira deposits, which have grown above the sector average (up 11.6% since the end of 2012 compared with a rise of 1.6% in the sector).

Earnings

The following are the most important figures related to earnings in the first quarter of 2013 in this business area:

•	Strong net interest income, which has risen by 31.1% in the last 12 months as a result of the positive management of customer spreads. Specifically, in the first quarter of the year, the cost of lira liabilities in Garanti has continued to fall, maintaining the trend started in the third quarter of 2012.

•	A 3.7% decline in income from fees and commissions, basically due to falling activity in the wholesale market in the area, although the figure for Garanti is positive, above all in

Garanti. Significant data 31-03-13(1)

31-03-13
Financial statements (million euros)
Attributable profit	426
Total assets	71,979
Loans to customers	41,558
Deposits from customers	39,160
Relevant ratios (%)
Efficiency ratio	36.6
NPA ratio	2.3
Other information
Number of employees	17,989
Number of branches	947
Number of ATMs	3,559

(1)	BRSA data for the Garanti Bank.

28	Business areas

terms of fees from consumer finance, project finance and brokerage services.

•	Favorable performance of NTI as a result of a positive trend in trading activities.

•	A lower contribution from CNCB, due to the increase in loan-loss provisions by the Chinese bank in response to the coming into effect of new provisioning policies at local level.

•	As a result, gross income stands at €511m, down 4.5% on the figure for the same period in 2012.

•	Expenses have been kept under control and barely grew by 1.5% over the last 12 months.

•

There was a year-on-year increase in impairment losses on financial assets and provisions (net) and other gains (losses), in line with expectations. This reduced €108m the income statement. Nevertheless, this figure is far below that in the fourth quarter of 2012, when there were exceptionally high one-off provisions in Portugal.

•	To sum up, Eurasia generated net attributable profit of €179m in the first quarter of 2013. The fall on the figure for the same period in 2012 can be explained by the lower contribution from CNCB.

Europe’s contribution to Eurasia earnings is 70.4%, i.e. €126m. Of this figure, €106m is from Turkey. The Garanti Group generated net attributable profit of €501m in the first quarter of 2013. This figure was the result of increased business activity, a diversified revenue base and disciplined cost management. Once more, these sound fundamentals are reflected in the capital ratio of Garanti Bank, which stood at 18.2% under Basel II criteria in February 2013, above the average in the sector.

Finally, Asia has posted cumulative net attributable profit of €53m, accounting for 29.6% of earnings in the area. The lower contribution is a result of the fall in earnings at CNCB, due to the increase in loan-loss provisions as a result of the coming into effect of new provisioning policies at local level. According to the latest figures published as of 31-Dec-2012, CNCB earnings were very similar to those of the previous year (up 0.7%). With respect to business activity, deposit gathering was very successful (up 15.4% year-on-year), with a bigger increase than lending (up 14.6% year-on-year). Finally, CNCB improved its coverage ratio, while its capital ratio under local criteria stood at 13.4% at the close of the fourth quarter of 2012.

Main highlights

The Garanti highlights are as follows:

•

The first Eurolira issue in early March of long-term Turkish lira-denominated bonds. The issue placed a total of 750 million Turkish lira in 5-year bonds, basically in the United Kingdom and the United States.

•

Following the coming into effect in January of the new private pension system with direct government incentives, Garanti Pension has become the market leader in terms of number of participants, with a 20% market share at the end of March. The subsidiary of the Garanti Group has made a notable effort to attract customers at a time when the sector is experiencing a boom period.

•

In corporate responsibility, Garanti has continued and extended its projects focused on education and on support for female entrepreneurship. The first class graduated at the Women Entrepreneur Executive School, where 264 women have received classes in innovation and sustainable company management. In addition, the “No Limit in Teaching” project at the Teacher’s Academy Foundation of Garanti had already reached 79 of the 81 Turkish provinces at the close of the first quarter of 2013.

The following are the highlights in BBVA Portugal:

•	The bank has received the “Market Member Most Active Trading House in Derivatives Market” award from NYSE Euronext.

•	BBVA has been awarded the best bank in Portugal in 2012 for customer service, according to a mystery shopping survey by the consultancy firm Multimétrica.

Eurasia	29

Mexico

Income statement

(Million euros)

	Mexico
	1Q13	Δ%	Δ%(1)	1Q12
Net interest income	1,088	7.2	5.2	1,015
Net fees and commissions	272	6.8	4.8	255
Net trading income	65	(6.9)	(8.6)	69
Other income/expenses	91	46.2	43.5	62
Gross income	1,516	8.1	6.1	1,402
Operating costs	(579)	8.2	6.2	(535)
Personnel expenses	(246)	9.0	7.0	(225)
General and administrative expenses	(294)	5.4	3.5	(279)
Depreciation and amortization	(39)	27.1	24.8	(31)
Operating income	937	8.1	6.1	866
Impairment on financial assets (net)	(351)	11.8	9.8	(314)
Provisions (net) and other gains (losses)	(14)	(1.1)	(2.9)	(14)
Income before tax	571	6.2	4.2	538
Income tax	(142)	9.6	7.6	(129)
Net income from ongoing operations	430	5.1	3.2	409
Net income from discontinued operations	6	(74.1)	(74.6)	22
Net income	435	1.0	(0.8)	431
Non-controlling interests	(0)	(81.7)	(82.0)	(1)
Net attributable profit	435	1.2	(0.7)	430

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	Mexico
	31-03-13	Δ%	Δ%(1)	31-03-12
Cash and balances with central banks	6,604	27.7	18.6	5,173
Financial assets	28,761	4.4	(3.0)	27,555
Loans and receivables	45,073	13.1	5.1	39,841
Loans and advances to customers	40,505	14.3	6.2	35,429
Loans and advances to credit institutions and other	4,568	3.5	(3.8)	4,412
Tangible assets	1,310	23.7	14.9	1,059
Other assets	3,979	73.7	61.4	2,290

Total assets/Liabilities and equity	85,726	12.9	4.9	75,918

Deposits from central banks and credit institutions	9,026	(11.8)	(18.0)	10,228
Deposits from customers	40,916	11.4	3.5	36,714
Debt certificates	4,485	(0.6)	(7.6)	4,512
Subordinated liabilities	4,451	65.9	54.2	2,682
Financial liabilities held for trading	6,956	21.0	12.4	5,751
Other liabilities	15,748	36.4	26.7	11,545
Economic capital allocated	4,143	(7.7)	(14.2)	4,487

(1)	At constant exchange rate.

Mexico highlights in the first quarter

•	Strong lending activity, particularly in SMEs and credit cards.

•	Good performance of demand deposits.

•	Sound operating income.

•	Stable risk indicators.

•	Announcement of an investment plan amounting to approximately €2,700m.

The most relevant

Mexico continues to post highly resilient earnings thanks to sound operating income and stable risk indicators. Notable are the positive performance of revenue in the area and control of recurrent expenses.

With respect to business activity, lending remains strong, particularly for SMEs and credit cards. Customer funds continue their positive evolution with regards to growth and their mix. Demand deposits have performed particularly well.

Macro and industry trends

The Mexican economy continued its gentle slowdown, started in 2012, as a result of weaker external stimuli, although this has been offset in part by robust domestic demand. In an environment marked by firmly anchored inflationary expectations and the additional easing of U.S. monetary policy, Banxico has cut the official interest rates. The Pact for Mexico, signed by the main political parties to promote a reform process, has had a very positive impact and boosted confidence in the Mexican economy, although its effects will take some time to materialize in terms of increased business activity and demand. Against this background, the peso has appreciated 7.6% year-on-year in final exchange rates and 1.9% in average exchange rates. The peso’s impact on the Group’s financial statements has therefore been positive in the year, and also over the quarter. To assist in the understanding of the business figures, the percentage rates given below refer to constant exchange rates, unless otherwise indicated.

30	Business areas

The banking sector continues to show sound levels of solvency, profitability and liquidity, which have enabled early implementation of the new Basel III capital requirements. All the financial institutions comply with the total capital ratio required by the new regulations (10.5%). In March 2013, the Stability Council announced that the Mexican financial industry continues to maintain an adequate level of resilience against possible turmoil. In terms of business activity, lending and deposits growth slowed in the first months of 2013. However, loans continue to grow at double-digit rates (up 11.6% year-on-year according to January 2013 data), the most dynamic component being consumer loans. Fund gathering for demand and time deposits was up 7.6% over the same period, according to the latest information available.

Activity

At the end of the first quarter of 2013, Mexico continues to show strong commercial performance. Lending continues to be driven mainly by the retail segment, while the most significant aspect as regards customer funds is the strong performance of low-cost deposits.

Performing loans managed by the area are up 6.8% year-on-year to €40,176m as of 31-Mar-2013.

The retail portfolio, which includes consumer loans, credit cards, mortgages and lending to small businesses, increased 6.5%. Lending to small businesses closed the quarter growing above 20% since the end of March 2012. Consumer finance and credit cards together are up 8.8% over the same period, boosted mainly by credit cards.

Relevant business indicators

(Million euros and percentage)

	Mexico
	31-03-13	31-12-12	31-03-12
Performing loans	40,176	37,038	34,955
Deposits from customers(1)	42,313	40,404	39,569
Mutual funds	18,612	17,492	16,000
Pension funds	—	—	—
Efficiency ratio (%)	38.2	37.7	38.2
NPA ratio (%)	3.7	3.8	3.8
NPA coverage ratio (%)	117	114	116
Risk premium (%)	3.56	3.48	3.49

(1)	Including all the repos.

In the wholesale portfolio, which includes loans to corporations, SMEs and the public sector, it is particularly significant the strong performance of SMEs, which has grown at double-digit rates since the third quarter of 2011 and at the end of March was up 14.4% year on year thanks, among other factors, to the increase in the customer base and banking

Mexico	31

penetration. Disintermediation of bank loans continues in the corporate segment. Thus, in the first quarter of the year BBVA Bancomer continued to support its customers by placing USD 860m of bonds on the capital markets.

Customer funds, which include on-balance-sheet deposits, repos, mutual funds and other off-balance sheet funds, grew 2.2% since the end of March 2012 and totaled €63,830m as of 31-Mar-2013. The best performing items are demand deposits from retail customers, which are up 7.0%. Assets under management in mutual funds amount to €18,612m, up 8.1% compared to the same period last year.

Lastly, the trend in the insurance business in Mexico continues to be favorable. There has been a significant increase in the investment product linked to a life insurance policy, called Inversión Libre Patrimonial (ILP - Free Wealth Investment). The net attributable profit of the insurance business stands at €59m, up 14.8% on the figure posted for the first quarter of 2012, due mainly to the low levels of claims.

Earnings

In an environment where the market’s benchmark interest rate has dropped to a new all-time low (4%) and the economic cycle continues its gentle slowdown, earnings in Mexico were highly resilient in the first quarter of 2013.

Net interest income stands at €1,088m, up 5.2% on the figure for March 2012, and has grown at a rate similar to that of lending activity. Profitability, calculated as net interest income over ATA, was stable. Using data for the year 2012, this ratio compares well with its main competitors. Income from fees and commissions is up 4.8% thanks mainly to the credit and debit card business and management of mutual funds. NTI improved over the first quarter compared to the last three months of the previous year. The above, together with the positive performance of the insurance business, which explains the 43.5% year-on-year increase in the other income/expenses heading, has resulted in gross income of €1,516m, up 6.1% on the figure posted a year earlier.

The 6.2% year-on-year increase in operating expenses is due mainly to the significant depreciation resulting from the investments made, since recurrent expenses evolution is below inflation rate thanks to adequate cost control. These figures for revenue and expenses make the efficiency ratio one of the best in the Mexican system, at 38.2% in the first quarter of 2013.

Operating income totaled €937m, up 6.1% on the figure for the same period in 2012.

Impairment losses on financial assets increased at a rate similar to the figure posted at the end of 2012, at 9.8% year-on-year to €351m. BBVA’s asset quality indicators remain stable as of 31-Mar-2013. The risk premium stands at 3.56%, the NPA ratio at 3.7% and the coverage ratio at 117%.

As a result, the net attributable profit in the area is €435m, very similar to the figure for the previous year.

Main highlights

•

BBVA is convinced of the growth potential of its business in the country and has announced a major investment plan for 2013-2016 amounting to around €2,700m. This investment will be aimed mainly at improving customer relations and the customer experience, in order to continue providing quality service and boost the offering of innovative and specialized products. Some progress has already been made in the first quarter of the year. For example, over 30 branches have been renovated in order to adapt them to the customer-tailored service model being implemented by the franchise.

•

The BBVA Bancomer Foundation continues to be very active with its educational support programs. Through this initiative, more than 40,400 scholarships have been granted over the last 10 years, making the Foundation the only private institution in the country that offers an extensive educational support program. In the first quarter of 2013 it signed an agreement with Colegio de México whereby it will provide financial aid packages for the best students in the graduate, master’s and PhD programs offered by this institution.

•

BBVA Bancomer is supporting SMEs and entrepreneurs through the “MIT Technology Review for Innovators Under 35 in Mexico” awards. The aim is to identify and reward the talent of 10 young people who design promising projects for the development of new technologies or the creative application of existing ones, not only for the future of the industry they work in, but also for society as a whole.

•

The BBVA Bancomer “DIVER-D Serie B” mutual fund has received one of the “Morningstar 2013” awards granted by the Morningstar investment analysis firm, which recognize the funds and managers that have contributed most value in 2012.

32	Business areas

South America

South America highlights in the first quarter

•	Strong business activity in practically all the countries in the region.

•	Favorable performance of revenue.

•	Stable risk indicators.

•	Successful placement of two issues on the international markets.

The most relevant

Business activity in South America continues to perform well in practically all the countries in the region. Performance of the loan-book in the individual customer segment is outstanding, as is that of lower-cost customer funds.

The above, combined with the maintenance of spreads, has resulted in a positive performance by earnings in the area, which has for yet another quarter allowed continued investment in the development and expansion of the franchise in the area.

Macro and industry trends

The economy of South America has continued to improve its overall performance, with strong support from domestic demand and high commodity prices. The faster pace of China’s foreign demand and resilience in the United States have also supported this trend. Sustained growth and ample global liquidity continue to generate capital inflows into the region.

With respect to the different currencies, the Venezuelan Bolivar Fuerte was devalued in February, pushing the US dollar up from 4.3 to 6.3 bolivars. Apart from this case and the Argentinean peso, which has devaluated against the euro, the rest of the currencies in the region gained in general year-on-year, in terms of both fixed and average rates. This has had a positive impact on the Group’s financial statements. Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates,

Income statement

(Million euros)

	South America
	1Q13	Δ%	Δ%(1)	1Q12
Net interest income	1,042	10.2	19.7	946
Net fees and commissions	204	0.3	8.1	203
Net trading income	188	50.4	65.1	125
Other income/expenses	(94)	129.2	230.2	(41)
Gross income	1,340	8.7	17.1	1,233
Operating costs	(568)	12.4	20.7	(506)
Personnel expenses	(289)	12.9	20.5	(256)
General and administrative expenses	(241)	12.9	21.4	(213)
Depreciation and amortization	(39)	5.8	17.3	(37)
Operating income	772	6.1	14.6	727
Impairment on financial assets (net)	(151)	53.5	58.9	(98)
Provisions (net) and other gains (losses)	(27)	9.2	43.5	(25)
Income before tax	594	(1.7)	6.1	604
Income tax	(141)	3.9	10.9	(136)
Net income from ongoing operations	452	(3.4)	4.7	468
Net income from discontinued operations	61	(16.7)	(18.8)	73
Net income	513	(5.2)	1.2	541
Non-controlling interests	(165)	(1.3)	7.1	(167)
Net attributable profit	348	(6.9)	(1.3)	374

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	South America
	31-03-13	Δ%	Δ%(1)	31-03-12
Cash and balances with central banks	12,160	37.6	50.6	8,839
Financial assets	11,652	16.8	21.6	9,977
Loans and receivables	50,446	14.2	16.6	44,169
Loans and advances to customers	45,404	13.4	15.2	40,027
Loans and advances to credit institutions and other	5,042	21.7	30.6	4,142
Tangible assets	860	6.5	13.2	808
Other assets	2,045	(16.8)	(16.7)	2,459

Total assets/Liabilities and equity	77,164	16.5	20.3	66,251

Deposits from central banks and credit institutions	6,142	8.9	3.1	5,640
Deposits from customers	51,630	16.7	23.0	44,249
Debt certificates	3,682	37.6	29.6	2,676
Subordinated liabilities	1,402	(11.7)	(16.0)	1,589
Financial liabilities held for trading	906	0.4	(6.1)	902
Other liabilities	10,073	20.4	26.2	8,367
Economic capital allocated	3,330	17.8	22.0	2,827

(1)	At constant exchange rates.

South America	33

Relevant business indicators

(Million euros and percentage)

	South America
	31-03-13	31-12-12	31-03-12
Performing loans	46,128	45,780	40,730
Deposits from customers(1)	55,595	56,937	47,033
Mutual funds	3,807	3,355	2,895
Pension funds	10,159	9,810	8,578
Efficiency ratio (%)	42.4	43.2	41.0
NPA ratio (%)	2.2	2.1	2.3
NPA coverage ratio (%)	143	146	141
Risk premium (%)	1.30	1.34	0.97

(1)	Excluding repos and including specific markeatable debt securites.

with the aim of providing a better understanding of the performance of the business in South America.

The financial system in the area remains sound. The loan book continues to grow at a fast pace, boosted by economic policies focused on encouraging domestic activity and the structural changes observed in recent years (that support sustainable growth in most countries). Faced with external monetary expansion and the ensuing increase in capital flows, many central banks have chosen to apply macroprudential measures to discourage capital inflows and to control the rise in domestic lending.

Activity

At the close of the first quarter of 2013, South America once more performed well in practically all the countries where BBVA operates, both on the side of lending and on-balance sheet customer funds.

The balance of performing loans as of March 31, 2013 was €46,128m, a year-on-year growth of 15.0%. Once more, lending to the retail segment performed outstandingly well, particularly consumer finance (up 22.0%), credit cards (up 36.5%) and to a lesser extent mortgage lending (up 16.2%). This is reflected in a 17 basis points year-on-year gain in market share of individual customers, according to the latest available information as of January 2013.

The rise in lending activity has been coupled with strict risk admission policies and a good management of recoveries. These lines of action, which are closely in line with those for the corporate segment, have maintained the main risk indicators stable over the quarter. In fact, the NPA ratio closed as of 31-Mar-2013 at 2.2%, while the coverage ratio stood at 143%.

On-balance sheet customer deposits (excluding repos) have continued to increase their year-on-year pace of growth to 23.7%, closing March at €55,595m. Lower-cost transactional items (current and savings accounts) drove growth, with a rise of 29.3% over the same period and a market share gain of 12 basis points from January 2012 to January 2013. Including assets under management by mutual funds, customer funds managed by the banks in South America amounted to €59,403m, 23.9% up on the same date the previous year, with a rise in market share over the year of 13 basis points, again using data for January 2013 (all figures mentioned below on market share refer to January 2013, the latest information available).

The most notable points to highlight in the main countries where the Group operates are the following:

•	In Argentina, the loan book has grown 23.6% year-on-year and on-balance sheet customer funds at 17.7%.

•

Chile: continues to post increases in lending above the average of the system (up 9.3% in year-on-year terms). This has enabled it to increase its market share over the past 12 months (up 2 basis points), above all in consumer finance (up 17 basis points) and mortgage lending (up 37 basis points). On-balance sheet customer funds grew by 6.2%, with an increase in demand and savings deposits of 14.7% and a rise in the market share of 15 basis points over the last 12 months.

34	Business areas

•

In Colombia lending was up 14.8% year-on-year, mainly due to strong growth in the consumer portfolio and credit cards held by individual customers (up 27.0%). The year-on-year rise in market share is 119 basis points for consumer finance and 30 basis points for credit cards. Customer funds increased at higher rates than the system as a whole (up 37.0% year-on-year) and gained 144 basis points of market share.

•

Peru has also showed a significant rise in activity, both in lending and, above all, in on-balance sheet customer funds (up 9.2% and 17.2%, respectively in year-on-year terms). Outstanding was the growth in credit cards (up 27.0%), mortgage lending (up 21.4%) and current and savings accounts (up 13.1%).

•	In Venezuela, year-on-year growth in performing loans was 41.8% and in customer funds 54.0%.

Earnings

Earnings and activity in South America in 2013 will be influenced by seasonality and the devaluation of the Venezuelan Bolivar Fuerte. This government action taken in February 2013 has an impact on each of the items on the financial statements in the area, but does not have a significant impact from the point of view of net attributable profit generated.

With respect to revenue, gross income in the first quarter of 2013 was €1,340m, 17.1% higher than 12 months before. This increase is due to the strong growth in activity in all the geographical areas, maintenance of spreads and the favorable NTI during the period.

On the side of costs, South America is continuing with its expansion and technological transformation plans in order to make the most of the growth opportunities presented by the region. These factors, combined with the inflation in the area, explain why operating expenses have remained high, with a year-on-year increase of 20.7% to €568m. Specifically, in the first quarter of the year branches have been opened in Chile, Colombia and Peru, and there has been a boost to the development of alternative distribution channels other than branches, such as mobile banking, online banking and the extension and renewal of the ATM network. Progress also continues to be made in changing the focus of how banking is carried out, shifting from product-centered banking to a customer-centric approach. Finally, a cross-cutting development plan is being undertaken in some businesses, such as payment channels, private banking, consumer finance and asset management. The efficiency ratio has improved in comparison with 2012 and ended the quarter at 42.4%. Finally, operating income stands at €772m, 14.6% up on the figure reported in the same period in 2012.

Impairment losses on financial assets amounted to €151m, with a double-digit increase that reflects the increased activity over recent quarters. As a result, the cumulative risk premium to March 2013 closed at 1.30%.

Overall, South America generated a net attributable profit in the first quarter of 2013 of €348m, a year-on-year fall of 1.3%. This can be broken down by country as follows:

•

Argentina contributed €44m, thanks to strong performance of recurrent revenue, which has absorbed the increase in expenses and loan-loss provisions (the latter closely linked to the increase in activity).

•	In Chile the net attributable profit stood at €49m, in an increasingly sophisticated market where there has been strong pressure in the first quarter on spreads and an unexpected rise in inflation.

•	Colombia generated €80 million in earnings, strongly influenced by the good performance of activity and the increase in operating expenses and provisions.

•

In Peru, the net attributable profit was €48m, with a positive trend in net interest income and NTI. They offset the fall in income from fees and commissions due to the coming into force of the new transparency regulations for the banking system, which since January 1, 2013 have banned the charging of certain fees. The above, together with increased

South America	35

expenses and loan-loss provisions (the latter closely linked to the positive performance of activity), explain the year-on-year growth of 3.8% in the country’s net attributable profit.

•

Venezuela has shown a significant growth in earnings in the first quarter of the year to €96m. This was due to the good performance of activity and the revaluation of the US dollar positions in the bank as a result of the devaluation announced by the Venezuelan government in February.

•	Lastly, BBVA Panama reported net attributable profit of €6m, BBVA Paraguay €5m and BBVA Uruguay €7m.

Main highlights

Two successful placements of issues on international markets:

•

BBVA Continental has issued a 3.5 years subordinated bond issue amounting to USD 300m at a 2.25% interest rate. The issue was participated by foreign and domestic investors (U.S., Europe and Latin America). The issue was oversubscribed by 6.8 times, proving the confidence of investors in Peru and the soundness of BBVA in the country.

•

BBVA Colombia has placed subordinated bonds in the capital markets totaling 365 billion pesos at 10 and 15 years. The issue was oversubscribed 2 times and was qualified with an AAA rating from Fitch rating agency.

Moody’s has upgraded BBVA Paraguay from Ba3 to B1 with a stable outlook. The improvement reflects the bank’s good position in the market, where it is one of the four biggest banks in the Paraguayan financial system.

The magazine Global Finance has once more chosen BBVA as “Best Bank in Peru and Venezuela” in its new 2013 edition of “The Best Banks in Latin America”. This means BBVA Continental has been leading the table for 10 years and BBVA Provincial for 7 years. The publication highlights that the winning banks offer the best solutions to customers with an excellent service.

In South America, BBVA remains committed to literacy, not only in terms of financial literacy but overall, in the communities where it operates. In Chile, BBVA will support comprehensive education for students from the University of the Andes through a donation that aims to promote the interests and abilities of students beyond the academic field through cultural, artistic and sporting activities, innovation, entrepreneurship, volunteer work and social responsibility. Also in Chile, BBVA is supporting financial literacy of children aged 7 to 15 through the online “AgentPiggy” platform.

The development of new technologies through simple channels focused on giving the best possible service to customers continues to be the focus of BBVA in South America, as shown by the following milestones:

•

The BBVA Provincial blog, which focuses its efforts to extend the links between the bank and its customers and followers, has attracted a million visits. This tool gives constantly updated information about new campaigns and promotional customer service strategies.

•

BBVA Colombia and BBVA Asset Management have launched the portal www.bbvaassetmanagement.co, a website that provides specialized information on a broad portfolio of products and services. It offers customers a very complete value offer, with profitable and sound solutions that are adapted to their needs.

•	BBVA Francés’ online banking service for companies in Argentina offers its customers a new “Alerts and Messages” tool providing users with more detailed information about their transactions.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	1Q13	Δ%	Δ% at constant exchange rates	1Q12	1Q13	Δ%	Δ% at constant exchange rates	1Q12
Argentina	104	(7.4)	7.7	112	44	(24.1)	(11.7)	58
Chile	72	(12.2)	(14.7)	82	49	(38.1)	(39.8)	80
Colombia	128	0.1	0.3	128	80	(4.0)	(3.8)	84
Peru	159	11.9	8.2	142	48	4.6	1.1	46
Venezuela	273	17.7	46.7	232	96	13.0	40.9	85
Other countries (1)	35	14.9	11.8	31	30	41.2	39.7	21

Total	772	6.1	14.6	727	348	(6.9)	(1.3)	374

(1)	Panama, Paraguay, Uruguay, Bolivia and Ecuador. Additionally, it includes eliminations and other charges.

36	Business areas

The United States

United States highlights in the first quarter

•	Growth in activity in an environment of low interest rates.

•	Cost reduction.

•	Improved risk indicators.

•	Celent grants BBVA Compass “Model Bank of the Year Award” for the implementation of its new technological platform.

•	Creation of BBVA Ventures.

The most relevant

In business activity, in the United States customer lending showed a stable trend and customer deposits grew. Selective growth in certain loan portfolios continued to characterize the commercial effort in the area.

From the point of view of earnings, revenue continues to be very much influenced by the current interest rate environment and the regulations on fees and commissions; both expenses and provisions have fallen. As a result of the above, the net attributable profit stood at €95m in the first quarter of 2013.

Macro and industry trends

The economic indicators in the United States have been more upbeat at the start of 2013. Business activity in most sectors has increased compared to the fourth quarter of 2012, with the labor market leading the way. The unemployment rate has fallen. In addition, the impact of the fiscal consolidation measures on demand seems to have been less than expected (partly as a result of the agreement that put an end to the “fiscal cliff”, and partly due to a lack of consensus on preventing the automatic implementation of public spending cuts). The financial markets have been unaffected by any contagion from the situation in Europe. However, the U.S. economy is still far from achieving a stable and sustainable pace of recovery without the need for the stimulus provided by the expansive policy of the Federal Reserve.

Income statement

(Million euros)

	The United States
	1Q13	Δ%	Δ%(1)	1Q12
Net interest income	348	(10.4)	(9.9)	389
Net fees and commissions	133	(13.1)	(13.0)	153
Net trading income	36	(2.9)	(3.6)	37
Other income/expenses	(2)	(89.8)	(89.7)	(17)
Gross income	515	(8.3)	(7.9)	562
Operating costs	(357)	(1.8)	(1.4)	(364)
Personnel expenses	(205)	(2.4)	(2.1)	(210)
General and administrative expenses	(109)	(4.5)	(4.2)	(114)
Depreciation and amortization	(44)	8.8	9.5	(41)
Operating income	158	(20.2)	(19.9)	198
Impairment on financial assets (net)	(17)	(39.2)	(38.3)	(28)
Provisions (net) and other gains (losses)	—	n.m.	n.m.	(12)
Income before taxes	141	(11.2)	(11.0)	159
Income taxes	(46)	(8.3)	(8.2)	(51)
Net incomes	95	(12.5)	(12.3)	108
Non-controlling interests	—	—	—	—
Net attributable profit	95	(12.5)	(12.3)	108

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	The United States
	31-03-13	Δ%	Δ%(1)	31-03-12
Cash and balances with central banks	4,819	1.8	(13.1)	4,733
Financial assets	8,394	7.4	7.4	7,814
Loans and receivables	39,264	2.3	(0.5)	38,364
Loans and advances to customers	37,082	2.1	(0.2)	36,312
Loans and advances to credit institutions and other	2,182	6.3	(5.7)	2,052
Inter-area positions	—	—	—	—
Tangible assets	772	(1.1)	0.5	780
Other assets	2,393	19.5	26.4	2,003

Total assets/Liabilities and equity	55,642	3.6	0.2	53,694

Deposits from central banks and credit institutions	5,368	(28.4)	(24.5)	7,496
Deposits from customers	41,094	13.7	1.9	36,141
Debt certificates	—	—	—	—
Subordinated liabilities	869	(18.5)	(0.5)	1,067
Inter-area positions	972	(54.3)	n.m.	2,128
Financial liabilities held for trading	310	(26.5)	(14.6)	421
Other liabilities	4,198	16.8	1.2	3,595
Economic capital allocated	2,830	(0.6)	4.1	2,846

(1)	At constant exchange rate.

The United States	37

Relevant business indicators

(Million euros and percentage)

	The United States
	31-03-13	31-12-12	31-03-12
Performing loans	38,648	37,510	36,946
Deposits from customers (1)	40,002	37,721	35,498
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	69.4	67.1	64.8
NPA ratio (%)	1.8	2.4	3.2
NPA coverage ratio (%)	109	90	75
Risk premium (%)	0.18	0.19	0.29

(1)	Excludes repos.

Against this background, the U.S. dollar has gained 4.3% over the year and 3.0% over the quarter. However, it has depreciated slightly in terms of average exchange rates. The currency’s year-on-year impact on the Group’s financial statements is positive on the balance sheet and on business activity, but slightly negative on the income statement. To assist in the understanding of the business figures, the percentage rates given below refer to constant exchange rates, unless otherwise indicated.

With respect to the country’s financial sector, the health of the banking system continues to improve. The number of banks experiencing problems has dropped. The asset quality of consumer and corporate lending has returned to pre-recession levels, while mortgage defaults remain at rates above 10%. Overall, the NPA ratio at the end of 2012 stood at 4.8%, the lowest figure in the last four years. Despite the low interest rates, bank earnings have improved due to higher non-financial income, lower operating expenses and lower provisions.

Most banks consider future growth will be in increased lending, above all lending to corporates and auto loans, and to a lesser extent in the commercial real estate portfolio and credit cards. The trend in mortgage loans, however, appears to be more difficult to predict.

The results of the Federal Reserve’s Comprehensive Capital Analysis and Review (CCAR) process were announced in the first quarter. The CCAR is an annual exercise aimed at making sure financial institutions have strong capital and planning processes that account for risk and capital adequacy under stress scenarios. Since most banks have received no objections to the plans submitted, analysts are projecting a profitability of over USD 45,000m in dividends and share buy-backs over the next year.

Activity

As of 31-Mar-2013 the United States managed a volume of performing loans of €38,648m, of which 93% were in BBVA Compass. The area shows very stable performance in its total loan portfolio compared to the first and fourth quarters of 2012. However, year-on-year, BBVA Compass is up 8.6%.

Selective growth in lending continues to characterize the commercial effort made in the area and by BBVA Compass. The construction real estate portfolio continues to decline (down 47.1% year-on-year). Lending to corporates (commercial real estate and other companies,

38	Business areas

including the CIB portfolios) remains very stable, despite its good performance at BBVA Compass, due to the ongoing deleveraging process in the wholesale segment portfolios in the New York office. Consumer loans and credit cards have been flat. However, there have been significant increases in mortgages for retail customers (residential real estate), which are up 16.8% year-on-year.

Asset quality and risk management in the area have improved significantly over the quarter. The total volume of non-performing assets has fallen by 25.3% compared with the figure for the end of 2012 (at current exchange rates), resulting in a decrease of 53 basis points in the NPA ratio to 1.8% in the quarter. The coverage ratio has also increased by over 18 percentage points since December 2012 and closed March at 109%.

On-balance-sheet customer deposits have grown year-on-year by 8.0% (up 2.9% over the quarter) to €40,002m. Of this amount, 76% corresponds to current and saving accounts and 21% to time deposits. Time deposits have performed best, growing by 14.5% over 12 months and 3.1% over the quarter.

Earnings

In the first quarter of 2013, the net attributable profit for the United States stood at €95m, down 12.3% on the figure reported for the same period last year. Worth highlighting are the earnings of BBVA Compass, which increased by 3.2% over 12 months to €90m.

With respect to revenue, the low interest rate environment and very flat curves continue to have a negative impact on net interest income, which is down 9.9%. These factors, combined with the decline in income from fees and commissions (down 13.0% year-on-year), associated mainly with the regulatory changes, has resulted in gross income falling to €515m, 7.9% below the figure for the first quarter of 2012.

The United States	39

The area continues to manage its operating expenses efficiently by applying a strict cost control policy. As a result, this heading has declined once again: down 1.4% over the year (down 4.6% compared with the previous quarter). As a consequence, operating income totaled €158m, 19.9% down on the first quarter of 2012.

Impairment losses on financial assets totaled €17m, a decline of 38.3% year-on-year. The cumulative risk premium as of 31-Mar-2013 once again improved and ended at 0.18% (0.29% 12 months before).

Finally, the solvency ratios of BBVA Compass under local criteria remained very sound. According to the figures available for the first quarter, the bank is in the top quartile of its peer group, with a Tier I ratio of 11.9% and a Tier I Common ratio of 11.7%.

Main highlights

•	BBVA Compass continues to expand to new markets. New loan production offices were opened in the first quarter in Tampa (Florida) and Chicago (Illinois).

•	Between January and March 2013, BBVA Compass successfully completed and according to plan the migration of debit cards and consumer loans to the new computer platform (Alnova).

•

Celent, an international consulting group specializing in information technology for the financial services industry, granted the “Model Bank of the Year Award” to BBVA Compass for the implementation of its new core technology platform.

•	In its development of alternative distribution channels and new technologies, BBVA Compass launched new mobile banking functions in the first quarter of 2013 that will enable its customers to deposit checks by simply taking a picture with their smartphone. The franchise’s commitment to new technologies has been recognized by American Banker magazine, which has included the mobile banking applications developed by BBVA Compass on the list of the 10 top apps for smartphones. Currently, 85% of customer interactions take place through digital channels and online sales have increased 20% in the last year.

•

In February 2013, BBVA Compass launched a new NBA-branded online checking and savings account that allows the bank to serve customers beyond its seven-state footprint. Key aspects of this account include:

•	It is the first new product developed through the new core platform, which allows the bank to launch wholly digital banking products.

•	The accounts can be opened and managed online , even through the bank’s smartphone applications. Customers are thus able to make transactions without ever having to visit the branch.

•	Customers can use the charge-free nationwide All point ATM network.

•

Lastly, the bank has announced the creation of BBVA Ventures. This company will invest USD 100 million as part of a strategic initiative aimed at establishing relationships with start-ups and venture capital funds focused on transforming the financial services industry through technology and emerging business models.

40	Business areas

Corporate Center

Earnings

The most relevant aspects of earnings in this area in the first quarter of 2013 are summarized below:

•	Positive NTI of €109m, basically as a result of the structural management of exchange rates and the sale of some Unnim positions.

•

Operating expenses of €271m, €43m more than in the first quarter of 2012. Of these, amortization and depreciation has risen €33m in the last year and reflect the Group’s investment efforts in technology and infrastructure.

•	Net profit from discontinued operations includes the capital gains from the sale of the pension business in Mexico.

•	As a result, net attributable profit is €454m, compared with a loss of €276m in the first quarter of 2012.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Earnings from the management of liquidity and the structural interest-rate positions in each balance sheet are registered in the corresponding areas.

With respect to the management of exchange-rate risk of BBVA’s long-term investments, their earnings are included in the Corporate Center and explained in the section on Risk Management, in the sub-section on “Structural Risks”.

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s

Income statement

(Million euros)

	Corporate Center
	1Q13	Δ%	1Q12
Net interest income	(186)	58.9	(117)
Net fees and commissions	(10)	106.5	(5)
Net trading income	109	n.m.	(59)
Other income/expenses	10	n.m.	(4)
Gross income	(77)	(58.4)	(185)
Operating costs	(271)	19.1	(228)
Personnel expenses	(113)	(3.6)	(118)
General and administrative expenses	(49)	44.4	(34)
Depreciation and amortization	(109)	42.7	(76)
Operating income	(348)	(15.7)	(413)
Impairment on financial assets (net)	0	(99.3)	12
Provisions (net) and other gains (losses)	(30)	41.8	(21)
Income before tax	(378)	(10.4)	(422)
Income tax	106	(26.3)	144
Net income from ongoing operations	(272)	(2.2)	(278)
Net income from discontinued operations	757	n.m.	1
Net income	485	n.m.	(277)
Non-controlling interests	(31)	n.m.	0
Net attributable profit	454	n.m.	(276)

Balance sheet
(Million euros)

	Corporate Center
	31-03-13	Δ%	31-03-12
Cash and balances with central banks	73	(73.7)	277
Financial assets	2,372	(41.0)	4,023
Loans and receivables	1,182	(66.1)	3,487
Loans and advances to customers	1,757	(52.9)	3,727
Loans and advances to credit institutions and other	(574)	139.7	(240)
Inter-area positions	—	—	—
Tangible assets	1,966	17.8	1,669
Other assets	19,399	33.2	14,560

Total assets/liabilities and equity	24,993	4.1	24,016

Deposits from central banks and credit institutions	—	n.m.	429
Deposits from customers	(1)	n.m.	2,463
Debt certificates	9,692	(3.9)	10,082
Subordinated liabilities	290	(61.5)	754
Inter-area positions	(5,773)	(44.4)	(10,380)
Financial liabilities held for trading	—	—	—
Other liabilities	6,950	4.5	6,653
Shareholders’ funds	43,481	6.3	40,911
Economic capital allocated	(29,646)	10.2	(26,897)

Corporate Center	41

equity: common stock, preferred shares and subordinated debt.

In the first quarter of 2013, BBVA materialized the capital gains from the completion of the sale of its pension business in Mexico. This will have a very positive effect on the Group’s capital, in terms of both quantity and quality.

In addition, BBVA Colombia has issued 365 billion Colombian pesos (around €155m) of subordinate debt, which will strengthen the Group’s Tier II capital.

In conclusion, the current levels of capitalization enable the Bank to fulfill all of its capital objectives.

42	Business areas

Información adicional:

Corporate & Investment Banking

CIB highlights in the first quarter

•	Favorable performance of customer deposits.

•	Focus on customer relations, cross-selling and price over volume.

•	Strength and quality of gross income.

•	Increased geographical diversification.

The most relevant

The most relevant aspect of BBVA’s wholesale business activity is the improved liquidity gap, due to the positive performance in customer deposits and CIB’s strategy of focusing on customer relations, cross-selling and price over volume.

In earnings, it has been a very positive quarter underpinned by the strength and quality of gross income, buoyed by the good progress in the corporate finance, global transactional banking and global markets businesses. Geographical diversification in this area continues to increase quarter on quarter.

Macro and industry trends

Although 2013 started with the same energy seen in the latter part of 2012, macroeconomic indicators and market sentiment have gradually worsened as we moved further into the quarter. The key factors accounting for this turnaround have been the political uncertainty in Italy and the collapse of the banking system in Cyprus.

Against this background, wholesale activities in equity capital markets (ECM) and mergers & acquisitions (M&A) have reported very low volumes. By the same token, the lending business has encountered further setbacks due to the global deleveraging process underway.

In BBVA, this area’s earnings are standing firm thanks to its customer-centric and diversified business model, greater efficiency and cost control and prudent risk management.

Income statement

(Million euros)

	Corporate & Investment Banking
	1Q13	Δ%	Δ%(1)	1Q12
Net interest income	378	(6.9)	(5.4)	407
Net fees and commissions	194	3.8	4.0	187
Net trading income	278	152.7	167.1	110
Other income/expenses	(16)	n.m.	n.m.	(2)
Gross income	834	18.9	20.6	702
Operating costs	(226)	5.0	5.3	(215)
Personnel expenses	(125)	2.3	2.0	(122)
General and administrative expenses	(96)	8.6	9.7	(88)
Depreciation and amortization	(5)	8.8	12.8	(4)
Operating income	608	25.0	27.5	487
Impairment on financial assets (net)	(62)	3.1	3.8	(60)
Provisions (net) and other gains (losses)	(9)	142.9	182.5	(4)
Income before tax	538	27.1	29.8	423
Income tax	(159)	20.6	23.0	(132)
Net income	378	30.0	32.8	291
Non-controlling interests	(54)	94.8	113.5	(28)
Net attributable profit	324	23.1	24.9	263

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	Corporate & Investment Banking
	31-03-13	Δ%	Δ%(1)	31-03-12
Cash and balances with central banks	6,004	(7.7)	(7.4)	6,505
Financial assets	74,913	8.2	6.2	69,211
Loans and receivables	58,753	(9.9)	(11.1)	65,234
Loans and advances to customers	52,633	(5.7)	(7.3)	55,833
Loans and advances to credit institutions and other	6,119	(34.9)	(34.5)	9,402
Inter-area positions	2,847	(91.4)	(91.1)	33,006
Tangible assets	39	18.8	16.7	33
Other assets	3,139	14.3	12.8	2,747

Total assets/liabilities and equity	145,695	(17.6)	(18.0)	176,736

Deposits from central banks and credit institutions	49,032	(35.7)	(36.5)	76,246
Deposits from customers	36,479	(18.3)	(17.7)	44,634
Debt certificates	(134)	23.9	23.9	(108)
Subordinated liabilities	1,347	(36.3)	(37.7)	2,115
Inter-area positions	0	0	0	0
Financial liabilities held for trading	49,556	11.0	10.4	44,657
Other liabilities	5,340	0.4	(1.5)	5,318
Economic capital allocated	4,076	5.2	4.5	3,875

(1)	At constant exchange rates.

43

Relevant business indicators

(Million euros and percentage)

	Corporate & Investment Banking
	31-03-13	31-12-12	31-03-12
Performing loans	52,239	47,987	55,771
Deposits from customers (1)	29,642	29,518	34,006
Mutual funds	1,046	858	757
Pension funds	0	0	0
Efficiency ratio (%)	27.1	33.6	30.6
NPA ratio (%)	1.5	1.5	0.9
NPA coverage ratio (%)	76	71	104
Risk premium (%)	0.49	0.29	0.43

(1)	Excludes repos.

Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of BBVA’s wholesale business.

Activity

BBVA’s wholesale business performing loans amount to €52,239m, down 7.9% year-on-year, as a result of CIB’s strategy of selective growth in certain portfolios, giving priority to customer relations, cross-selling and price over volume. The 7.2% increase over the last three months is the result of a temporary increase in more volatile balances deriving from repo agreements and guarantees relating to markets operations in Spain. In other geographical areas, the most common trend is of a decline (Eurasia and United States) or stability in balances (Mexico and South America), as was the case in previous quarters.

On-balance sheet customer deposits (excluding repos) total €29,642m, down 11.7% year-on-year, but up 3.3% from December 2012 to March 2013. The upward trend in fund gathering seen since the end of the third quarter of 2012 has continued thanks to the greater number of deposits from the corporate customer segment.

This performance in lending and deposits has prompted a further improvement in the liquidity gap of the Bank’s wholesale businesses, through the sound management being carried out by CIB in this area.

Earnings

CIB reported net attributable profit of €324m in the first quarter of 2013, an increase of 24.9% year-on-year. The key factors behind this performance are as follows:

•

Strength and quality in gross income, which has risen 20.6% over the last twelve months to €834m. This strong performance is underpinned by the good progress in the corporate finance, global transactional banking and global markets businesses. In addition, is worth mentioning the increased geographical diversification of CIB revenue thanks to the higher contribution from Mexico, South America and, to a lesser degree, Asia.

•

Efforts in containing and controlling operating expenses, which rose 5.3% in the year. The heading which increases most is depreciation due to the investments being made in systems and in growth plans in emerging economies.

•	In short, improvement in efficiency and generation of operating income, which is 27.5% higher than the figure reported in the same period of the previous year, amounting to €608m.

•	Stable impairment losses on financial assets, which reduced the income statement by €62m and are up 3.8% in the year.

Main highlights

The most important deals carried out by the different CIB departments and the highlights of the first quarter of 2013 are summarized below.

44	Business areas

In the corporate finance business, BBVA maintained its position in the first quarter of 2013 as leading financial advisor in the mergers and acquisitions (M&A) market in Spain, with a total of 69 deals since 2009, according to Thomson Reuters. One of the most important transactions it took part in during this period was its advisory services for the sale of the Veolia water business in Portugal to Beijing Enterprises Water Group, the first transaction in the water sector in the Iberian Peninsula in which a Chinese company was involved; advisory services to the Board of Directors of Vueling Airlines in relation to the takeover bid made by IAG, launched on February 28, 2013; the acquisition of Progenika Biopharma by Grifols to bolster its diagnosis division; and the exchange of assets between Cementos Portland Valderrivas and CRH, the Irish construction materials company. Also specially noteworthy was the good performance of the Corporate Finance unit in Mexico, which made a significant contribution to the income statement.

Turning to the equity capital markets business, in Spain BBVA acted as the agent bank in the share capital increases of Zardoya Otis and Urbar Ingenieros, and in the allocation of Grifols shares arising from the acquisition of Progenika. In Chile, BBVA participated as joint bookrunner in the share capital increase with rights of Enersis, the second-largest equity transaction worldwide so far this year. In Mexico, BBVA acted as bookrunner in the share capital increases of Fibra Uno and Cultiba, and in the initial public offering of Ienova, the Mexican subsidiary of the US company Sempra.

In the corporate lending business, the Desigual and Gestaamp Automoción deals were particularly important, helping these companies in their plans to expand to Eastern Europe and Asia. There was steady business in revolving credit facilities (RCF) in Europe, with transactions with Merck, BASF and Anglo American. In Latin America, a 5-year loan was arranged with Aeropuerto Turístico de Cancún to finance a concession payment. Lastly, in the United States, BBVA Compass has improved its status as lead arranger through three transactions: International-Matex Tank Terminals, Dallas Sports & Entertainment and a RCF with Avon.

The project finance unit has consolidated its leading position in Spain with the completion of the Bahía de Bizkaia Gas regasification plant project, the financial advisory service mandate in the A66 highway, a loan to Hispasat for the development of the Amazonas 3 satellite or the syndicated collateral facility for Astilleros Gondán. In Latin America, BBVA continues to be very active. A particularly striking project is the financing of the Ancoa – Alto Jahuel transmission line in Chile (BBVA has acted as advisor and structured financier for Elecnor). Lastly, in the US, BBVA has acted as advisor in its first project bond transaction for the Sabine Pass liquefaction plant.

The highlights of the global transaction banking department’s activities in the first quarter of 2013 have been: increased share of the acquirer business (assignment of POS terminals, cards and other businesses with merchants) in Europe, Mexico and the United States, due to a complete range of cross-border solutions, financing operations for wind energy projects in Brazil and Mexico, managing the swap of preference shares of the leading telecommunications company in Spain, financing the construction of a steel plant in Venezuela and issuance of guarantees with SACE cover for Etileno XXI, the largest financing project of the petrochemicals industry in Mexico. In Argentina, the “Avisos y Mensajes” (“Warnings and Messages”) service has been launched for companies, enabling them to monitor their operations through cell phones and/or PCs. In Peru, BBVA has developed the “Interconexión en Línea” (“Online Interconnection”) service designed to help in the automatic reconciliation of accounts of collection companies.

Global markets delivered a very positive balance at the end of the quarter, having managed to generate gross income of €439m during the period, up 50.8% year-on-year. This is a very significant figure, taking into account the particularly challenging environment in which it was generated, with increased volatility in the euro zone. This performance is underpinned by several factors: the geographical diversification of activity, the development of leading franchises in the Group’s target markets, the implementation of a business model constantly focused on the customer and management based on prudence and anticipation. The success of the business approach adopted by Global Markets has been acknowledged through a number of awards granted by specialized media, such as Bloomberg, Reuters or Risk.

Spain, despite its adverse economic situation, is the country which contributed most to the quarterly earnings of Global Markets. BBVA continues to lead the ranking of the Spanish Stock Exchange, for the fifth year in a row, with a market share of 14.8% at the close of March 2013. It also has a high profile in the debt market, taking part in the most important placements.

In the rest of Europe and Asia, the growth in the London franchise (up 42% year-on-year in terms of profit) and the revenue from customers in Milan (up 10%) are particularly worthy of note.

In Mexico, earnings have increased 47.3%. There has been stronger activity with SMEs and retail customers as a result of the unit’s collaboration with the commercial network.

In South America, Global Markets continues to make the most of the region’s growth opportunities, securing increases in market share and reinforcing its competitive position. Revenue from customers is up 51%. All countries have performed well.

Lastly, in the United States the New York franchise has secured remarkable growth in revenue from interest rates (up 40% year-on-year).

Corporate & Investment Banking	45

Annex

Interest rates

(Quarterly averages)

	2013	2012
	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.75	0.75	0.76	1.00	1.00
Euribor 3 months	0.21	0.20	0.36	0.69	1.04
Euribor 1 year	0.57	0.60	0.90	1.28	1.67
USA Federal rates	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.72	4.83	4.79	4.76	4.78

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	31-03-13	31-03-12	31-12-12	1Q13	1Q2
Mexican peso	15.8145	7.6	8.7	16.7043	1.9
U.S. dollar	1.2805	4.3	3.0	1.3206	(0.7)
Argentinean peso	6.5591	(10.9)	(1.3)	6.6153	(14.0)
Chilean peso	604.96	8.1	4.7	623.83	2.8
Colombian peso	2,347.42	1.4	(0.7)	2,364.07	(0.2)
Peruvian new sol	3.3146	7.5	1.6	3.3983	3.5
Venezuelan bolivar fuerte	8.0570	(28.8)	(29.7)	7.0198	(19.8)
Turkish lira	2.3212	2.4	1.5	2.3577	(0.1)
Chinese yuan	7.9600	5.6	3.3	8.2209	0.6

Ratings

	Long term	Short term	Financial strength	Outlook
Moody’s	Baa3	P-3	D+	Negativa
Fitch	BBB+	F-2	bbb+	Negativa
Standard & Poor’s	BBB–	A-3	—	Negativa
DBRS	A	R-1 (low)	—	Negativa

Recurrent economic profit by business area

(January-March 2013, Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	401	137
Real-estate activity in Spain	(3)	(42)
Eurasia	183	23
Mexico	457	322
South America	276	168
The United States	56	(9)
Corporate Center	(190)	(207)
BBVA Group	1,180	392

46	Annex

Conciliation of BBVA Group financial statements. Garanti Group is consolidated by the equity method and the proportional consolidation method

Below are the Group’s financial statements with and without the early application of IFRS 10, 11 and 12. The early application of these standards means consolidating the stake in Garanti Group by the equity method instead of by the proportional consolidation method.

In terms of reporting to the market, the proportional consolidation method is better for evaluating the nature and financial effects of Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on capital adequacy.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated using the equity method 1Q13	Garanti Group consolidated using the proportional consolidation 1Q13
Net interest income	3,424	3,623
Net fees and commissions	1,003	1,052
Net trading income	682	719
Dividend income	19	19
Income by the equity method	157	51
Other operating income and expenses	0	7
Gross income	5,284	5,471
Operating Costs	(2,656)	(2,758)
Personnel expenses	(1,406)	(1,458)
General and administrative expenses	(985)	(1,025)
Depreciation and amortization	(266)	(276)
Operating income	2,628	2,712
Impairment on financial assets (net)	(1,341)	(1,376)
Provisions (net)	(147)	(167)
Other gains (losses)	342	343
Income before tax	1,482	1,513
Income tax	(364)	(395)
Net income from ongoing operations	1,118	1,118
Net income from discontinued operations	823	823
Net income	1,941	1,941
Non-controlling interests	(206)	(206)
Net attributable profit	1,734	1,734

Anexo	47

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated using the equity method 31-03-13	Garanti Group consolidated using the proportional consolidation 31-03-13
Cash and balances with central banks	28,150	30,208
Financial assets held for trading	75,597	75,750
Other financial assets designated at fair value through profit or loss	2,728	3,079
Available-for-sale financial assets	69,982	74,135
Loans and receivables	374,604	387,551
Loans and advances to credit institutions	25,141	26,383
Loans and advances to customers	346,009	357,490
Other	3,453	3,678
Held-to-maturity investments	9,734	9,734
Investments in entities accounted for using the equity method	11,170	6,991
Tangible assets	7,615	7,831
Intangible assets	7,150	8,952
Other assets	28,528	28,843

Total assets	615,258	633,073

Financial liabilities held for trading	54,801	54,894
Other financial liabilities at fair value through profit or loss	2,673	3,001
Financial liabilities at amortized cost	482,195	499,038
Deposits from central banks and credit institutions	86,841	91,277
Deposits from customers	293,734	304,574
Debt certificates	82,739	83,813
Subordinated liabilities	11,985	12,009
Other financial liabilities	6,895	7,364
Liabilities under insurance contracts	10,302	10,314
Other liabilities	18,715	19,253

Total liabilities	568,686	586,500

Non-controlling interests	2,362	2,362
Valuation adjustments	(1,006)	(1,005)
Shareholders’ funds	45,215	45,216

Total equity	46,571	46,573

Total equity and liabilities	615,258	633,073

Memorandum item:
Contingent liabilities	35,070	38,195

48	Annex

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 31 87

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 45th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

One Canada Square, 44th floor

Canary Wharf, London E14 5AA

Telephone: +44 207 648 7671

Hong Kong Office

43/F, two International Finance Centre;

8 Finance Street

Central Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 26, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer